



FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... April................................., 2003.

Yanzhou Coal Mining Company Limited
(Translation of Registrant's name into English)

40 Fushan Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page 2
Total pages: 135

EXHIBIT INDEX



Annual Report

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONTENTS

Yanzhou Coal Mining Company Limited (the "Company") is located in Shandong province, China.


Europe
Beijing
South America
South Korea
Japan
Jiangsu
Shanghai
Zhejiang
India
Fujian
Guangdong
Taiwan
Sales network

- The Company is engaged in underground mining, coal preparation, and sale and railway transportation service of coal.
- The coal products of the Company are prime quality, low-sulphur coal, which is suitable for thermal coal for power generation, coking coal for metallurgical production and PCI coal.
- The customers of the Company are mainly from Japan, South Korea, Eastern China and Taiwan.

- The customers of the Company are mainly located in Japan, South Korea, Eastern China and Taiwan districts.
- In 2002, the Company:

  produced 38.43 million tonnes of raw coal, making it the largest coal producer in Eastern China;

  sold 35.05 million tonnes of coal with an export volume of 14.47million tonnes, making it one of the largest coal exporters in China;

  generating a net profit of RMB1,222 million, making it the most profitable coal producer in China.
- successfully listed in New York, Hong Kong and Shanghai stock market in 1998.
- successfully issued 100 million new A shares and 170 million new H shares in 2001.
- acquired Jining II coal mine, Jining III coal mine and special purpose coal transportation railway assets (the "Railway Assets") in 1998, 2001 and 2002, respectively.
- No. 6 of the top 50 listed companies as rated by *Listed Companies.*
- No.50 of the top 100 listed companies in China in 2002 as selected by *Fortune (Chinese Edition)*
- Yanzhou Coal was rated as "Best-selling Brand in China in 2002" by Market Investigation and Assessment Center of China.
- the Railway Assets acquired by the Company in 2002 contributed a net profit of RMB131.8 million to the Company and reduced the connected transactions with Yankuang Group Corporation Limited (the "Parent Company").
- the long-wall top coal caving technology used by the Company won the First Class National Science Technology Advance Award in China, and was granted patent rights in China, Australia and other countries.


Coal Transportation Trains


Long-wall Top Caving Technology

(prepared in accordance with International Financial Reporting Standards ("IFRS"))

The financial highlights is prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2002 and 2001, respectively and audited statement of income, balance sheet, and statement of cash flows in 2000, 1999 and 1998, respectively.

OPERATING RESULTS

	Year ended 31st December				
	2002 (RMB'000)	2001 (RMB'000)	2000 (RMB'000)	1999 (RMB'000)	1998 (RMB'000)
Net Revenue					
Net sales of coal	**6,213,901**	4,876,010	3,599,737	3,362,401	3,687,009
Domestic Sales	**3,413,955**	2,599,812	2,090,758	2,302,562	2,244,824
Export	**2,799,946**	2,276,198	1,508,979	1,059,839	1,442,185
Net Income of Railway Transportation Service	**142,471**	–	–	–	–
Total Net Sales[1]	**6,356,372**	4,876,010	3,599,737	3,362,401	3,687,009
Gross Profit	**2,993,471**	2,063,427	1,616,217	1,748,569	1,725,060
Operating Income	**1,866,141**	1,421,692	1,040,664	1,170,863	1,261,245
Interest Expenses	**(117,929)**	(61,519)	(5,012)	(10,450)	(87,603)
Income Before Income Taxes	**1,748,212**	1,360,173	1,035,652	1,160,413	1,173,642
Net Income	**1,221,999**	970,945	748,360	825,120	817,360
Earnings per Share	**RMB0.43**	RMB0.35	RMB0.29	RMB0.32	RMB0.35
Dividend per Share[2]	**RMB0.104**	RMB0.100	RMB0.082	RMB0.089	RMB0.086

Notes (1): Total Net Revenue in 2002 includes net sales of coal and net income of railway transportation service.
(2): Dividend per share of year 2002 represents dividend proposed.

ASSETS AND LIABILITIES

	As at 31st December				
	2002 (RMB'000)	2001 (RMB'000)	2000 (RMB'000)	1999 (RMB'000)	1998 (RMB'000)
Net Current Assets	**2,157,429**	1,166,187	1,270,728	745,806	117,079
Land Use Rights and Net Value of Property, Plant and Equipment	**8,895,147**	7,851,775	5,500,522	5,516,022	5,560,774
Total Assets	**12,924,045**	11,182,591	8,103,684	7,599,362	7,127,948
Total Bank Borrowings	**1,200,000**	–	–	–	115,000
Shareholders' Equity	**9,995,033**	9,060,034	6,869,625	6,352,665	5,675,745
Net Asset Value per Share	**RMB3.48**	RMB3.16	RMB2.64	RMB2.44	RMB2.18
Return on Net Assets (%)	**12.23**	10.72	10.89	12.99	14.40

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December,				
	2002 (RMB'000)	2001 (RMB'000)	2000 (RMB'000)	1999 (RMB'000)	1998 (RMB'000)
Net Cash from Operating Activities	**2,239,712**	1,610,239	1,023,152	957,940	1,505,396
Net Increase in Cash and Cash Equivalent	**419,367**	280,052	327,067	227,021	78,869
Net Cash Flow per Share from Operating Activities	**RMB0.78**	RMB0.56	RMB0.39	RMB0.37	RMB0.58

The Company's operating results significantly improved as coal production and sales volume increased in 2002.



Mo Liqi
Chairman

Dear Shareholders:

It is my pleasure to report that the Company has significantly improved its performance in 2002. Net income for the year ended 31st December, 2002 was RMB1,222 million, representing a 25.9% increase over that of 2001.

In accordance with the Company's consistent dividend policy, the Board of Directors of the Company proposes to declare a final dividend of RMB298.5 million (before tax), or RMB0.104 per share (before tax).

MAJOR ACHIEVEMENTS IN 2002

In 2002, the Company achieved growth in operating results and secured market share in domestic and overseas coal markets, and successfully implemented operating strategies of increasing production and sales of coal, enlarging export volumes and upgrading product quality. The Company has also further improved its marketing system.

In 2002, the Company produced 38.43 million tonnes of raw coal, representing a 13.0% increase over 2001; sold 35.05 million tonnes of coal, representing a 12.9% increase over 2001, among which sales of export coal were 14.47 million tonnes, an increase of 14.2% over 2001. The Company's net sales was RMB6,356.4 million, among which net coal sales was RMB6213.9 million, and net income was RMB1,222 million in 2001, representing a 27.4% and 25.9% increase over 2001, respectively.

In 2002, the Company's over-all profitability level had increased by the implementation of the following measures regarding the production and sale of coal, such as, further increasing the ratio of clean coal products and optimizing the coal products variety structures; further raising quality management standard in coal production, preparation and transportation which raised the reputation of its products. Its coal product was rated as "Best-selling Brand in China in 2002" by China Market Investigation and Assessment Center. The Company continued to improve the Long-wall Top Coal Caving mining techniques for medium and thick coal seams. The Company strengthened the research and development for the medium and thick coal extraction, enhance the production system and auxiliary facilities. The Company increased capital input to transform production safety facilities and to improve production safety.

The Railway Assets acquired at the beginning of 2002 contributed net income of RMB131.8 million to the Company.

At the beginning of 2002, the Company acquired the Railway Assets from the Parent Company. As a result, connected transactions between the Company and the Parent Company had been reduced, and the Company's earnings ability increased as the Company had integrated its coal production, transportation and selling system. In 2002, the Railway Assets transported 27.04 million tonnes of coal. The Railway Assets contributed net income of RMB131.8 million to the Company if the Railway Assets was presented as an operating segment.

The Company's Board of Directors is satisfied with the successful implementation of operating strategies, expansion of the Company's business scale and an increased in profit in 2002. We are optimistic on our future performance.

OUTLOOK FOR 2003

The Company aims to have a stable increase in operating results by enlarging sales volume, adjusting products structure and controlling production costs.

The coal demand in domestic and overseas markets will maintain stable and coal price is expected to reach last year's average level. The Company aims to have a stable increase in operating results by enlarging sales volume, adjusting products structure and controlling production costs.

The coal supply and demand in domestic market will maintain stable. The Chinese government estimated a 7% or more increase in GDP for 2003. The stable and continuous growth in China's economy, coupled with an increase in coal consumption in electricity power generation, construction and metallurgical industries will increase the domestic demand for coal over that of 2002. On the basis of shutting down small coal mines in the past few years, the Chinese Government will strictly regulate the production permits and production safety of small coal mines. Small coal mines will be closed for safety concerns. Coal production and operation will be further regulated and increase of coal supply will be controlled. Total domestic supply of coal in 2003 will remain as 2002. The demand and supply of coal in the domestic coal market will be in equilibrium and with a stable price.

The coal demand in domestic and overseas markets will maintain stable and coal price is expected to reach last year's average level.

Coal has an unique position in energy source in the world. Coking coal is slightly over-demanded while steam coal demand will increase steadily. Coal has an unique position in the world's energy source, with a 44% share of global electricity generation due to its low production cost and stable supply. As the major coal importers being Japan, South Korea and Taiwan district, which make up 75% of total coal import volume in Asia, will continue to increase their demand for power, the demand for thermal coal will continue to increase. We will experience a decrease in thermal coal price in 2003 as compared with 2002 due to competition from coal suppliers. There will be a slight fall in coking coal price although there will be a huge increase in demand as compared to 2002. Due to increases in both demand for and price of coking coal, the semi-soft coking coal will enjoy an increase in demand and its price is expected to maintain stable.

The Iraqi War and the OPEC oil policy will have little impact on the demand and supply of coal and coal prices in the near future. From 1st October, 2003, the Japanese Government will impose import duties on thermal coal. Import duty on thermal coal will be YEN 230/tonne. Such import duty will have little impact on the coal export of the Company.

The Chinese government will continue to encourage coal exporters to enlarge their coal export volume. It is estimated that China's coal export volume in 2003 will exceed 90 million tonnes.

Order volume of coal continues to increase. The Company has so far signed sales contracts and letters of intent for 39.26 million tonnes of coal, which is 4.21 million tonnes or 12.0% higher than the total actual sales volume in 2002, of which approximately 14 million tonnes are planned for export which is approximately the same as the last year.

Order volume of coal continues to increase in 2003.

It is predicted that the coal sales price of the Company in 2003 will be slightly lower than that of 2002. The domestic average coal sale price will remain the same as last year while the export average coal price will be slightly lower than that of 2002.

OPERATING STRATEGIES

Promoting output and sales volumes, and stabilizing export volume. Coal products of the Company enjoy good reputation in domestic and overseas coal markets with great market potentials. In 2003, the Company will further expand its production and sales volumes to meet the demand of electricity and metallurgical customers in coastal areas in China. The coal export volume for 2003 will maintain the same as 2002.

Increasing profit by improving product quality and adjusting products structure

Improving product quality and adjusting products structure. On the basis of an equilibrium in demand and supply, high quality coal products have greater market potentials and are more profitable due to the government's energy policy and increase in consumption in high quality coal products. The Company will continue to utilize more powerful coal washing capacity to increase product quality, and increase the ratio of coal products with higher selling prices in the Company's product structure, such as clean coal.

Upgrading the long-wall top coal caving ("LTCC") technology and improving the mining technology for medium and thick coal seams. The Company's aim is to reach a coal output volume of 40 million tonnes in 2005. By improving the LTCC technology, it is estimated that coal output will reach 40 million tonnes in 2003. One of the key operating strategies of the Company is to maintain its lead in LTCC technology and mining technology for medium and thick coal seams. Based on the present LTCC technique, upgrading the technological equipment to increase the annual output of single working-panel from 3 to 4 million tonnes to 4 to 7 million tonnes and to maintain the lead in LTCC technology. Based on an improved roof support system with 2 rows of pillars used in mining technology for medium and thick coal seams, to transform the hoisting systems, underground transportation systems, and surface coal handling systems; to further improve the mining technology system for medium and thick coal seams. Thus, the Company can enjoy technical advantages for outward development and maintain growth in coal output.

In 2003, the Company will take the following measures to reduce costs: i) increasing production capacity, coal output and production efficiency, and reducing unit cost of production through technological innovation; ii) innovating roof support system, auxiliary transportation system and enlarging bolting net utility, reducing the consumption of materials and reducing labor costs; iii) improving ERP management system, raising management standard and strictly control costs and expenses.

Seeking opportunities for acquisition and exploration of new coal mines. The Company has successfully expanded its operating scale through acquisitions. The Company will make good use of its advantages in technology, market share, management, etc. to seek opportunities in domestic and overseas markets and other businesses to acquire quality coal mines and explore new coal mines. In this way the Company will enhance its profitability level and expand the business scale for sustainable development.

In 2003, the Company aims to have raw coal output of 40 tonnes with sales volume of 38 million tonnes while the unit costs will be not higher than that of 2002.

In 2003, the Company will achieve the following object: raw coal output will reach 40 tonnes with sales volume of 38 million tonnes while the unit costs will be not higher than 2002.

Finally, I would like to express my sincere gratitude to the management and staff of the Company for their hard work as well as to all our shareholders for their sincere support. I am confident that the Company will achieve good operating results and a stronger competitive advantage and a stable development in 2003.

On behalf of the Board
Mo Liqi
Chairman

Zoucheng, PRC,
11th April, 2003

The following discussion is based on the Company's audited results of 2002 and the Company's audited results of 2001, which were prepared in accordance with International Financial Report Standard ("IFRS").



Yang Deyu
Vice Chairman, General Manager

OVERVIEW

In 2002, the Company produced 38.43 million tonnes of raw coal, sold 35.05 million tonnes of coal and the railway transportation of coal achieved 27.04 million tonnes. Realized net sales of RMB6,354.4 million, among which net sales of coal was RMB6,213.9 million and net income of railway service was RMB142.5 million, and net income of RMB1,220 million.

In 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business ("Railway Assets") which provide railway transportation services to the Company and others. Prior to the acquisition, the Company would pay the Parent Company for the railway transportation services provided. The Railway Assets operate as a segment of the Company after the acquisition and impose inter-segment charges for the railway transportation services provided on the sales of coal of the Company. The operating results of the Railway Assets as a segment of the Company are set out in page 13 of the annual report.


Raw coal production
(10 thousands tonnes)
5,000
4,000
3,000
2,000
1,000
0
2,400
2,746
3,402
3,843
1999
2000
2001
2002


Sales volume of saleable coal
(10 thousands tonnes)
4,000
3,000
2,000
1,000
0
2,260
620
2,652
1,008
3,104
1,267
3,505
1,447
1999
2000
2001
2002


Net sales of coal
(RMB million)
8,000
6,000
4,000
2,000
0
3,362
3,600
4,876
6,214
1999
2000
2001
2002


Net income
(RMB million)
1,400
1,200
1,000
800
600
400
200
0
825
748
971
1,222
1999
2000
2001
2002

COAL PRODUCTION

The Company continuously carried out measures to increase production capacity in 2002, resulting in steady increase in coal output. The Company's coal production increased by 4.41 million tonnes, or 13.0%, to 38.43 million tonnes in 2002 as compared with that of the same period in 2001. The increase in coal output was mainly due to: 1. The raw coal output of Jining III coal mine was increased by 2.92 million or 57.1%; 2. The output of the other five coal mines was increased by 1.49 million tonnes or 5.2%. The output of salable coal was 35.82 million tonnes, increased by 3.69 million tonnes or 11.5%, as compared with the same period of last year.

PRODUCT PRICES AND SALES

The following table sets out the Company's net sales by product category for the years ended 31st December, 2002 and 2001:

	Year ended 31st December							
	2002					2001		
				Excluding the effects of the acquiration of the Railway Assets				
	Sales volume ('000 tonnes)	Net sales of coal (RMB million)	% of total net sales of coal	Net sales of coal (RMB million)	% of total net sales of coal	Sales volume ('000 tonnes)	Net sales of coal (RMB million)	% of total net sales of coal
Clean coal								
No. 1	422.5	100,131	1.6	95,142	1.6	257.9	56,209	1.2
No. 2	6,086.4	1,245,883	20.0	1,166,298	19.5	3,782.4	715,525	14.7
Domestic	222.8	51,697	0.8	51,227	0.8	262.7	58,491	1.2
Exports	5,863.6	1,194,186	19.2	1,115,071	18.7	3,519.7	657,034	13.5
No. 3	12,369.0	2,300,063	37.1	2,167,851	36.4	11,838.4	2,053,686	42.1
Domestic	3,766.3	694,303	11.2	672,291	11.3	2,692.5	434,522	8.9
Exports	8,602.7	1,605,760	25.9	1,495,560	25.1	9,145.9	1,619,164	33.2
Subtotal for clean coal	18,877.9	3,646,077	58.7	3,429,291	57.5	15,878.7	2,825,420	58.0
Domestic	4,411.6	846,131	13.6	818,660	13.7	3,213.1	549,222	11.3
Exports	14,466.3	2,799,946	45.1	2,610,631	43.8	12,665.6	2,276,198	46.7
Screened raw coal	12,628.6	2,213,372	35.6	2,189,767	36.7	12,169.1	1,785,999	36.6
Mixed coal and others	3,541.5	354,452	5.7	347,146	5.8	2,987.6	264,591	5.4
Total	35,048.0	6,213,901	100.0	5,966,204	100.0	31,035.4	4,876,010	100.0
Including:								
Domestic	20,581.7	3,413,955	54.9	3,355,573	56.2	18,369.8	2,599,812	53.3

The Company has achieved substantial sales increase of coal in 2002 by keeping on carrying out the measure to enlarge sales volume and export volume. The Company sold 35.05 million tonnes of coal in 2002, representing an increase of 4.01 million tonnes, or 12.9%, from 31.04 million tonnes in 2001, among which, sales of export coal was 14.47 million tonnes, representing an increase of 1.80 million tonnes, or 14.2% over that of 2001. The increase in export sales was mainly due to the increase in export of No. 2 clean coal by 2.34 million tonnes and the decrease in export of No.3 clean coal by 0.54 million tonnes. Sales to the domestic market was 20.58 million tonnes, an increase of 2.21 million tonnes, or 12.0%, over that of 2001. The increase in domestic markets was mainly due to the sales increase of No.1 clean coal, No.3 clean coal, raw coal, mixed coal and others by 0.16 million tonnes, 1.07 million tonnes, 0.46 million tonnes and 0.55 million tonnes over that of last year, respectively.

The following table sets out the Company's product prices for the years ended 31st December, 2001 and 2002:

	2002		2001
	Average price (RMB per tonne)	Average price (Excluding the effects of the acquisition of the Railway Assets) (RMB per tonne)	Average price (RMB per tonne)
Clean coal			
No. 1	237.0	225.2	217.9
No. 2	204.7	191.6	189.2
Domestic	232.0	229.9	222.7
Exports	203.7	190.2	186.7
No. 3 clean coal	186.0	175.3	173.5
Domestic	184.4	178.5	161.4
Exports	186.7	173.9	177.0
Subtotal for clean coal	193.1	181.7	177.9
Domestic	191.8	185.6	170.9
Exports	193.6	180.5	179.7
Screened raw coal	175.3	173.4	146.8
Mixed coal and others	100.1	98.0	88.6
Average price	177.3	170.2	157.1
Average domestic price	165.9	163.0	141.5

Note: The average prices represent the invoice prices minus sale taxes, transportation cost from the Company to ports, port charges and miscellaneous fees.

The average coal price of the Company was RMB177.30/tonne in 2002. After eliminating effects of the acquisition of the Railway Assets, the Company's average price was RMB170.23/tonne, representing an increase of RMB13.12/tonne, or 8.4% as compared with that of 2001, among which the average domestic coal price was RMB163.04/tonne, representing an increase of RMB21.51, or 15.2% as compared with that of 2001.The average export coal price was RMB180.46, representing an increase of RMB0.75, or 0.4% as compared with that of 2001.

The increase in average coal price in 2002 was principally due to: 1. In 2002, the domestic coal price picked up and the prices of all kinds of coal products of the Company were higher than the average annual coal price of the Company in 2001; 2. The sales volume of higher-priced clean coal increased as the Company adjusted its products structures to meet the market demand.

The Company's major export customers are located in East Asian countries and regions, such as Japan and South Korea. The Company's realized net sales of export coal accounted for 45.1% of total net sales in 2002. After eliminating effects of the acquisition of the Railway Assets, the Company's realized net sales of export coal accounted for 43.8% of total net sales in 2002, presenting an decrease of 2.9% over the same period of 2001.

Most of the Company's domestic sales were made to electric power plants, fuel companies, metallurgical producers and chemical companies.

The following table sets out the Company's net sales by industry for years ended 31st December, 2002 and 2001 (eliminating the effects of the acquisition of the Railway Assets, and all of the following items are calculated in the same way as last year):

	Year ended 31st December			
	2002		2001	
	Net sales of coal (RMB million)	% of total net sales of coal (%)	Net sales of coal (RMB million)	% of total net sales of coal (%)
Domestic				
Electric power plants	1,496,857	25.1	1,288,146	26.4
Metallurgical producers	317,445	5.3	174,663	3.6
Construction material companies/ Coke chemical companies	340,903	5.7	217,858	4.5
Fuel trading companies/Others	1,200,368	20.1	919,145	18.8
Export	2,610,631	43.8	2,276,198	46.7
Total	5,966,204	100.0	4,876,010	100.0

Domestic sales of the Company's products are concentrated in the Eastern China region, particularly in Shandong province. The following table sets out the Company's net sales by geographical break-up for the years ended 31st December, 2002 and 2001 (eliminating the effects of the acquisition of the Railway Assets, and all of the following items are calculated in the same way as last year):

	Year ended 31st December			
	2002		2001	
	Net sales of coal (RMB million)	% of total net sales of coal (%)	Net sales of coal (RMB million)	% of total net sales of coal (%)
Eastern China				
Shandong province	1,720,036	28.8	1,553,379	31.9
Jiangsu province	347,731	5.8	255,908	5.2
Zhejiang province	390,125	6.5	174,222	3.6
Shanghai	397,289	6.7	226,287	4.6
Other provinces in Eastern China(1)	78,705	1.4	87,600	1.8
Subtotal	2,933,886	49.2	2,297,396	47.1
Southern China(2)	421,687	7.1	302,416	6.2
Export	2,610,631	43.7	2,276,198	46.7
Total sales of coal	5,966,204	100.0	4,876,010	100.0

(1) includes Anhui province, Fujian province and Jiangxi province.

(2) includes Guangdong province, Hainan province and Hunan province.

RAILWAY ASSETS

The Company acquired the Railway Assets from the Parent Company at the beginning of 2002. To reflect the contributions of the acquired Railway Assets, the operating results of the Railway Assets in 2002 were presented as an operating segment.

Before the acquisition of the Railway Assets, for coal products sold to customers through the ports and transported by the Railway Assets, the Company settled the accounts with the customers at FOB prices. The Company bore the transportation expenses incurred on the Railway Assets and made payments to the Parent Company. Such expenses are regarded as sale/transportation cost of the Company. For coal products transported directly to the customers by trains, the Company settled the accounts with the customers at ex-mine prices. The customers bore the transportation expenses incurred on the Railway Assets and made payment to the Parent Company through the Company.

After the acquisition of the Railway Assets, the Company bears expenses relating to the Railway Assets for coal products sold on FOB terms. When accounting the Railway Assets as an operating segment, transportation through the Railway Assets is defined as internal transportation. The transportation charges are calculated as the Railway Assets' income from internal transportation, which are off-set against the sale/transportation cost of the Company when consolidating the statements. The cost of such transportation are included in the internal transportation cost of the Railway Assets before the consolidation of the statements, and included into the sales/ transportation cost of the Company when consolidating the statements. For the settlement of the coal products sold on ex-mine terms, the customers bear the transportation expenses incurred on the Railway Assets. When accounting the Railway Assets as an operating segment, transportation through the Railway Assets is defined as an external transportation and the transportation income less sales tax are included in the transportation service income of the Railway Assets. The cost of such transportation is included as the cost of goods sold of the Company.

Main operation figures of the Railway Assets as an operating segment are as follows:

Items	2002
I. Net income from Railway Transportation (RMB'000)	529,294
1. Income from Railway Transportation (RMB'000)	534,156
Transportation Volume (tonne)	27,044,733
Freight (RMB/tonne)	19.75
Including:	
(1) Income from External Transportation (RMB'000)	147,333
Transportation Volume (tonne)	8,557,925
Freight (RMB/tonne)	17.22
(2) Income from Internal Transportation (RMB'000)	386,823
Transportation Volume (tonne)	18,486,808
Freight (RMB/tonne)	20.92
2. Sales Tax (RMB'000)	4,862
II. Cost of Railway Transportation (RMB'000)	192,116
1. Cost of External Transportation (RMB'000)	52,990
2. Cost of Internal Transportation (RMB'000)	139,126
III. Contribution to the net income of the Company (RMB'000) (Note)	131,795

Note: After the interests on bank borrowings raised in connection to the acquisition of Railway Assets and the enterprise income tax attributable to the income of Railway Assets.

OPERATING EXPENSES AND COST CONTROL

The following table sets out the Company's principal operating expenses, which are also expressed as percentages of total net sales for the years ended 31st December, 2002 and 2001:

	Year ended 31st December			
	2002	2001	2002	2001
	(RMB million)		(% of total net sales)	
Net sales				
Net sales of coal	6,213,901	4,876,010	97.8	100.0
Net income of railway transportation	142,471	–	2.2	–
Total net sales	6,356,372	4,876,010	100.0	100.0
Cost of goods sold				
Materials	752,513	643,664	11.8	13.2
Wages and employee benefits	686,967	572,202	10.8	11.7
Housing allowance	70,565	–	1.1	–
Electricity	278,407	218,579	4.4	4.5
Depreciation	813,761	784,477	12.8	16.1
Repairs and maintenance	346,290	276,791	5.4	5.7
Land subsidence	232,030	210,939	3.7	4.3
Mining right expenses	19,604	19,604	0.3	0.4
Other transportation fee	43,239	22,632	0.7	0.5
Other manufacturing costs	119,525	63,695	1.9	1.3
Total cost of goods sold	3,362,901	2,812,583	52.9	57.7
Selling, general and administration expenses	1,231,059	759,631	19.4	15.6
Total operating expenses	4,593,960	3,572,214	72.3	73.3

In 2002, total operating expenses were RMB4,594 million, representing an increase by RMB1,021.7 million, or 28.6% from that of 2001. Cost of goods sold and selling, general and administration expenses were increased by 19.6% and 62.1%, respectively, when compared with that in the same period of 2001. Total operating expenses to total net sales reduced to 72.3% in 2002 from 73.3% in 2001.

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2001 and 2002 and the notes thereto included elsewhere in this report. Such financial statements have been prepared in accordance with IFRS and include the effects of the Railway Assets, which were acquired at the beginning of 2002. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP"), please refer to note 44 to the financial statements contained herein or the Company's annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2002 COMPARED WITH YEAR ENDED 31ST DECEMBER, 2001

Net sales increased by RMB1,480.4 million, or 30.4%, to RMB6,356.4 million in 2002 from RMB4,876 million in 2001.The net sales of coal was increased by RMB1,337.9 million, or 27.4% to RMB6,213.9 million in 2002 from RMB4,876 million in 2001. Net income of the railway rransportation service was RMB142.5 million.

After excluding the impact of the acquisition of the Railway Assets, the Company realized net sales of coal of RMB5,966.2 million, representing an increase of RMB1,090.2 million, or 22.4%, from RMB4,876 million in 2001. Such increase was principally due to: sales volume of coal was increased by 12.9%, resulting in an increase in net sales of coal by RMB630.4 million; average coal price was increased by 8.4%, resulting in an increase in net sales of coal by RMB459.8 million.

Cost of goods sold and service increased by RMB550.3 million, or 19.6%, to RMB3,362.9 million in 2002 from RMB2,812.6 million of 2001, of which the cost of coal sales was 3,309.9 million, the cost of services provided by the Railway Assets was RMB52.99 million.

After eliminating the effects of the acquisition of the Railway Assets, cost of coal sold increased by RMB497.3 million, or 17.7% to RMB3,309.9 million in 2002 from RMB2,812.6 million in 2001.This was mainly due to the increase in raw coal output, the increased proportion of washed clean coal and the increase in wages .The unit cost of coal sold was RMB94.5, representing an increase of RMB3.9, or 4.3%, compared with RMB90.6 of last year. The main reasons for the variation in the unit cost of coal sold are as follows: i) the adjustment in product structure by increasing the proportion of washed clean coal in sales volume which led to an increase of unit cost of coal sold by around RMB3.3; ii) wages and employee benefits increased following the increase of productivity which resulted in an increase of unit cost by RMB2.9; iii) as the government increased the management and supervision of coal mine production safety, the Company invested approximately RMB40 million to improve production safety, which resulted in an increase in unit cost by around RMB1.1/tonne; iv) raw coal output volume of Jining III coal mine increased by 2.92 million tonnes, which resulted in a decrease of unit cost of coal sold by around RMB0.96/tonne; v) the Company has successfully controlled the cost of production by applying advanced technology and equipment and transforming roof support system and auxiliary transport system to improve productivity. The coal out had increased at same time. As a result, the unit cost reduced by RMB2.4/tonne, partially offsetting effect to the Company by the increase in production cost as mentioned above.

Sales, general and administration expenses was RMB1, 231.1 million in 2002, increased by RMB471.5 million, or 62.1%, from RMB759.6 million compared with the same period of last year, among which sales, general and administration expenses of the Railway Assets were RMB65.686 million.

After deducting the acquisition of the Railway Assets, sales, general and administrative expenses of the Company were RMB1,165.4 million, representing an increase of RMB405.8 million or 53.4% as compared with the same period in the previous year. The main reasons were as follows: 1. an increase in pension fund by RMB68.295 million; 2. an increase in wages of the management and employee benefits by RMB88.832 million; 3. an increase in wages surcharge by RMB40.672 million due to the introduction of supplementary medical insurance fund and an increase in wages; 4. increase in provision for bad debt by RMB63.696 million; 5. increase in mineral resources compensation by RMB42.522 million; In addition, the increase in output and sales volume of the Company also led to an increase in sales, general and administrative expenses.

Other operating income reduced by RMB14.167 million, or 12.0%, to RMB103.7 million in 2002 from RMB117.9 million in 2001.

Operating income increased by RMB444.4 million, or 31.3%, to RMB1,866.1 million in 2002 from RMB1,421.7 million in 2001. This was principally due to the increase of net sales.

Interest expenses increased by RMB56.410 million, or 91.7%, to RMB117.9 million in 2002 from RMB61.519 million in 2001. This was principally due to the increase in interest expenses of long-term loan for the acquisition of the Railway Assets.

Before deduction of income taxes, income increased by RMB388 million, or 28.5%, to RMB1,748.2 million in 2002 from RMB1,360.2 million in 2001.

Net income increased by RMB251.1 million, or 25.9%, to RMB1,222 million in 2002 from RMB970.9 million in 2001.

Total assets increased by RMB1,741.4 million, or 15.6%, to RMB12,924 million as at 31st December, 2002 from RMB11,182.6 million as at 31st December, 2001. This was principally due to the acquisition of the Railway Assets and the increase in assets from the Company's production and operation activities.

Total liabilities increased by RMB804 million, or 37.9%, from RMB2,120.1 million as at 31st December, 2001 to RMB2,924.1 million as at 31st December, 2002. This was principally due to the increase in long-term loan for the payment for the acquisition of the Railway Assets.

Shareholders' equity increased by RMB935.0 million, or 10.3%, from RMB9,060.0 million as at 31st December, 2001 to RMB9,995.0 million as at 31st December, 2002. This was principally attributed to the increase in profits arising from the Company's production and operation activities.

LIQUIDITY AND CAPITAL RESOURCES

In 2002, the Company's principal sources of capital were cash flow from operations and loan from the bank. The Company's principal uses of the capital include payment for operating expenses, the acquisition of Jining III coal mine and the Railway Assets and the purchase of property, plants, equipment and payment of shareholders' dividend.

As at 31st December, 2001, the balance of the Company's accounts receivable and notes receivable was RMB802.9 million, an increase of RMB108.6 million, or 15.6% from RMB694.3 million as at 31st December, 2001. That is principally due to the substantial increase of coal sales volume.

Inventories increased by RMB136.7 million, or 31.1%, to RMB576.6 million as at 31st December, 2002 from RMB439.9 million as at 31st December, 2001. This was principally due to: (i) increases in total production and varieties of coal products, resulting in higher volume of total coal stocks; (ii) the Company increased sales volume transported through the canals, resulting in higher volume of coal in transit.

Prepayment and other current assets reduced by RMB97.2 million or 11.4% to RMB756 million as at 31st December, 2002, from RMB853.2 million as at 31st December, 2001. This was principally due to the decrease in VAT export rebate receivable and provision for land subsidence costs.

Accounts payable and notes payable decreased by RMB33.7 million, or 5.3%, to RMB602.7 million as at 31st December, 2002 from RMB636.4 million as at 31st December, 2001.

Other accounts payable and provisions increased by RMB101.9 million, or 19.1%, to RMB634.8 million as at 31st December, 2002 from RMB532.9 million as at 31st December, 2001, principally due to the increase in provisions, other taxes payable, and employee benefits payable.

Long-term liabilities increased to RMB1,261.3 million as at 31st December 2002 from RMB72.456 million as at 31st December, 2001. This was principally due to the increase in long-term bank loan for the payment of the acquisition of the Railway Assets.

The Company's capital expenditure for the purchase of property, machinery and equipment was RMB728.6 million and 831.8 million in 2001 and 2002, respectively.

As at 31st December, 2002, the consideration for the acquisition of Jining III coal mine of RMB2,450.9 million has been settled by the Company with cash in hand of RMB996.1 million and the net proceeds raised from the new issue of A shares and H shares. The consideration for mining right of RMB132.479 million will be paid in ten equal installments without interest each year commencing from 2001. The Company has paid RMB26.496 million for the mining right at the end of this report period.

The Company completed the acquisition of the Railway Assets on 1st January, 2002. The purchase consideration of RMB1,243 million has been settled by the Company at the end of this report period. In accordance with the Railway Assets Acquisition Agreement, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tonnes, 28 million tonnes and 30 millions tonnes for the year 2002, 2003 and 2004, respectively, the Company will pay the Parent Company an amount of RMB40 million before 30th June of each year in the three years from 2003. The transportation volume of the Railway Assets in 2002 was 27.04 million and the Company has paid RMB40 million in accordance with the terms stated above.

As at 31st December, 2002, the Company's debt to equity ratio was 12.0%, which was calculated based on the total shareholder's equity and amount of long term bank loan amounting to RMB9,995 million and RMB1,200 million, respectively.

Since 2002, the Company resumed transfers to future development fund, the details of which are provided in the section headed "Consolidated Statement of Changes in shareholders' Equity" of the financial statements prepared under IFRS.

The Company's Board of Directors had recommended a final dividend of RMB298.48 million to be paid out of the Company's cash revenue from operations.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2002.

US GAAP RECONCILIATION

The Company's audited financial statements are prepared in compliance with IFRS, which differs in certain respects from US GAAP. Please refer to note 44 to the financial statements contained herein for a description of the differences between IFRS and US GAAP, and the adjusted net income for the year ended 31st December, 2002 and the shareholders' equity as at 31st December, 2002 after reconciliation made in accordance with US GAAP.

The directors of the Company are pleased to submit their report together with the audited financial statements of the Company for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The company is engaged in underground mining, preparation, sale and railway transportation service of coal.

FINANCIAL HIGHLIGHTS

A summary of the results of the Company, the assets and liabilities of the Company and the cash flow of the Company for each of the five years ended 31st December, 1998, 1999, 2000, 2001 and 2002, which are prepared in accordance with the IFRS, are set out in the financial highlights section of the annual report.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2002 as proposed by the Board of Directors is as follows:

(Prepared in accordance with PRC GAAP)	RMB'000
Net income	1,003,115
Unappropriated profits at beginning of year	1,197,704
Appropriation to statutory surplus reserve	100,311
Appropriation to statutory public welfare fund	50,156
Appropriation to statutory surplus reserve and public welfare fund of the subsidiaries	164
Distributable profits	2,050,188
Dividends payable	298,480
Unappropriated profits	1,751,708

The proposed profit appropriation will be presented to the shareholders of the Company (the "Shareholders") for approval at the forthcoming annual general meeting of the Company for 2002.

Pursuant to the Company's Articles of Association, the Company's financial statements should be prepared according to the PRC GAAP as well as the IFRS or the accounting standards and regulations of the places in which its shares are listed. For the purpose of determining the final dividends payable to the Shareholders, the lower of the profits after taxation in these accounting standards will be applied for the relevant year. For this purpose, for the year ended 31st December, 2002, profits after taxation audited in accordance with the PRC GAAP will apply to determine dividends payment.

DIVIDENDS

The directors of the Company have decided to recommend at the forthcoming Annual General Meeting ("AGM") for the year 2002, a payment in cash of a final dividend of RMB298.48 million (before tax) or RMB0.104 (before tax) per share. The dates of the AGM and the payment of final dividends will be announced by the Company in due course. Notice of the AGM, the reply slip and the proxy form will be despatched to the shareholders in due course.

Pursuant to the Company's Articles of Association, dividends payable to the shareholders shall be calculated and declared in Renminbi. Dividends payable to holders of the Company's domestic shares shall be paid in Renminbi, while dividends payable to holders of the Company's H shares shall be paid in Hong Kong dollars. The exchange rate will be the average of the closing exchange rates for Renminbi to Hong Kong dollars as announced by the People's Bank of China for the five working days prior to the announcement of payment of such dividends.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of purchases attributable to the Company's five largest suppliers was less than 30% of the total purchase of its goods and services for 2001 and 2002.

Net sales to the Company's five largest domestic customers accounted for less than 30% of the Company's total net sales in 2001 and 2002.

As far as the directors are aware, neither the directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers or customers of the Company.

BORROWINGS

The Company entered into a long term borrowing contract (the "Borrowing Contract") with the Bank of China on 3rd December, 2001 and borrowed RMB1.2 billion from the Bank of China on 4th January, 2002. The loan was applied to finance the acquisition of the Railway Assets from the Parent Company.

The interest rate of the loans is 6.21% per annum, subject to adjustment in accordance with the adjustment of statutory interest rate or method of calculation of interest made by the State during the term of the Borrowing Contract. The Loan Period commenced on the date of the signing of the Borrowing Contract and will expire on the date on which the last instalment of principal and interest is paid, which should be no more than 96 months.

The details of the borrowings are set out in note 31 to the financial statements contained herein.

INTEREST CAPITALIZATION

No interest has been capitalized by the Company during the year ended 31st December, 2002.

RESERVES

Details of movements in the reserves of the Company for the year ended 31st December, 2002 and details of the distributable reserves of the Company as at 31st December, 2002 are set out in the note 32 to the financial statements contained herein.

STATUTORY COMMON WELFARE FUND

Details related to the statutory common welfare fund are set out in note 32 to the financial statements contained herein.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Company during the year ended 31st December, 2002 are set out in note 22 to the financial statements contained herein.

EMPLOYEES' PENSION SCHEME

Details of the Company's employees' pension scheme are set out in note 38 to the financial statements contained herein.

CONNECTED TRANSACTIONS

The Company's independent non-executive directors have reviewed the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules")) set out in note 36 to the financial statements contained herein, and confirmed that: 1) all such connected transactions entered into by the Company during 2002 were entered into in its ordinary and usual course of business; 2) such transactions were all entered into either (A) on normal commercial terms, or (B) on terms no less favorable than those available to (or from) independent third parties (from the point of view of the Company), or (C) where there is no available comparison for the purpose of determining whether (A) or (B) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and 3) amounts of such transactions did not exceed the cap limits as imposed by the Hong Kong Stock Exchange.

In 1998, the Company obtained from the Hong Kong Stock Exchange a conditional waiver (the "Waiver") from strict compliance with the approval and disclosure requirements of the Listing Rules in respect of ongoing connected transactions with the Parent Company. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company shall not exceed 3.5% of the Company's consolidated net sales in the immediately preceding year, and the value of connected transactions relating to the provision of materials and services by the Parent Company to the Company shall not exceed 22.0% of the Company's consolidated net sales in the immediately preceding year.

In accordance with the Materials and Services Supply Agreement dated 17th October, 1997 and the Supplemental Agreement dated 30th October, 2001 (contents of such agreements were disclosed in the combined offering prospectus dated 24th March, 1998, the announcement dated 30th October, 2001 and the circular to shareholders dated 22nd November, 2001), the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company in 2002 was RMB128 million, representing 2.6% of the Company's consolidated net sales in 2001, and the value of connected transactions relating to provision of materials and services by the Parent Company to the Company in 2002 was RMB885 million, representing 18.1% of the Company's consolidated net sales in 2001.

During the year ended 31st December, 2002, the Company had paid RMB12.98 million to the Parent Company in respect of mining rights pursuant to the Mining Rights Agreement dated 17th October, 1997 (as supplemented by a supplemental agreement dated 18th February, 1998) entered into between the Parent Company and the Company. The Company's independent non-executive directors have reviewed such payment and confirmed that the payment was made in accordance with the terms of such agreements.

HOUSING SCHEME

According to the Materials and Services Supply Agreement dated 17th October, 1997 entered into between the Company and the Parent Company (as amended by a supplemental agreement dated 30th October, 2001), which was disclosed in the Company's combined offering prospectus dated 24th March, 1998 and issued in Hong Kong in connection with the Combined Offering and the announcement and circular of the Company dated 30th October, 2001 and 22nd November 2001, respectively, the Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB30.97 million and RMB37.2 million in 2001 and 2002, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance which is based on a fixed percentage of employees' wages for their buying of residential houses. In 2002, the employees' housing allowances paid by the Company amounted to RMB129.7 million in total. Details of the housing scheme are set out in note 39 to the financial statements of this annual report.

DISCLOSURE OF SIGNIFICANT EVENTS

Acquisition of Jining III Coal Mine

The Company acquired Jining III coal mine from the Parent Company on 1st January, 2001. As at 31st December, 2002, the consideration of RMB2,450,905,000 has been settled by the Company.

The consideration of the mining right of Jining III is approximately RMB132.479 million, which shall be paid to the Parent Company in ten equal annual interest free installments, commencing from 2001. As at 31st December, 2002, the Company has paid mining right consideration of RMB26.496 million.

Acquisition of Railway Assets

The Company acquired the Railway Assets from the Parent Company on 1st January, 2002. As at 31st December, 2002, the consideration of RMB1,242,586,000 has been settled by the Company.

During the year ended 31st December, 2002, transport capacity of the Railway Assets reached 27.04 million tonnes. When amounting the Railway Assets as an operating segment, the Railway Assets contributed RMB131.8 million to the Company's net profits during the year ended 31st December, 2002.

Pursuant to the Railway Assets Acquisition Agreement, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the year 2002, 2003 and 2004, respectively, the Company will pay to the Parent Company an amount of RMB40 million each year before 30th June for three consecutive years from 2003. The Company has paid RMB40 million to the Parent Company.

APPOINTMENT OF DIRECTORS AND SUPERVISORS, ELECTION OF CHAIRMAN, VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE SUPERVISORY COMMITTEE AND APPOINTMENT OF GENERAL MANAGER AND OTHER MEMBERS OF THE SENIOR MANAGEMENT

The first extraordinary general meeting for 2002, meeting of the Board of Directors and meeting of the Supervisors Committee were held on 22nd April, 2002. At the meeting, the Company approved the appointment of directors and supervisors: Mo Liqi was elected as Chairman, Yang Deyu was elected as Vice-chairman and General Manager; Meng Xianchang was elected as Chairman of the Supervisor Committee; Yu Xuezhi, Zhang Yingmin, Wang Xinkun were appointed as Deputy General Managers; Wu Yuxiang was appointed as the Chief Financial Officer, Ni Xinghua was appointed as Chief Engineer and Chen Guangshui was appointed as the Secretary of the Board. Details can be found in the domestic *Shanghai Security*, and *Wen Wei Po* and *South China Morning Post* of Hong Kong on 23rd April, 2002.

Since 22nd April, 2002, the following directors, supervisors and senior management staff no longer held their respective positions in the Company:

Name	Former Position
Zhao Jingche	Chairman
Du Mingshan	Director
Luo Taiyan	Director
Xiao Lifang	Director
Liu Yubin	Director
Wu Zezhi	Director
Chen Yongge	Director
Ma Houliang	Director
Xu Tianen	Director
Guan Weili	Director
Law Kin Ming, Alfred	Director
Qian Xiulan	Supervisor
Xu Xinmin	Supervisor
Zhou Hongbin	Supervisor
Kong Qing	Vice General Manager
Zhang Xingzu	Vice General Manager
Fan Guoqiang	Chief Engineer

A meeting of the Board of Directors was held on 8th July, 2002. Two additional Deputy General Managers, Tian Fengze and Shi Chengzhong were appointed. Details can be found in the domestic *Shanghai Security* and *China Security*, *Wen Wei Po* and *South China Morning Post* of Hong Kong on 9th July, 2002.

Information about Directors, Supervisors and Senior Management of the Company is detailed in "Shareholdings of Directors, Supervisors and Senior Management of the Company" and "Brief Biography of Directors, Supervisors and Senior Management" contained herein.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

On 22nd April, 2002, the Company held its first extraordinary general meeting for 2002 and approved the Revised Bill of the Articles of Association of the Company passed earlier at the Board of Directors meeting on 4th March, 2002. The Articles of Association of the Company were amended in accordance with the rules and regulations issued by domestic supervisors authorities since the Company's shares were listed, while also taking into consideration the actual operations of the Company. This is to ensure that the articles could better meet the requirements of domestic/foreign regulators and to improve its practicality. Details of the Revised Bill of the Articles of Association was set out in domestic *Shanghai Security,* and *Wen Wei Po* and *South China Morning Post* of Hong Kong on 5th March ,2002.

EMPLOYEES' BASIC MEDICAL INSURANCE SCHEME

In accordance with the notice of Shandong Provincial People's Government relating to the issue of the "Notice on the Implementation Plan for the Establishment of Cities and Towns Employee Basic Medical Insurance Scheme of Shandong Province" (Lu Zheng Fa [1999] No.94), the "Provisional Rules for Cities and Towns Employee Basic Medical Insurance Scheme of Jining City" (Ji Zheng Fa [2000] No.46) issued by Jining People's Government, the "Implementation Provisions for Employee Medical Insurance of Yanzhou Coal Mining Company Limited" and the "Notice of the Ministry of Finance and the Ministry of Labour Protection relating to Enterprise Supplementary Medical Insurance" (Cai She [2002] No.18) jointly issued by the Ministry of Finance and the Ministry of Labour Protection, the Company established and commenced to implement the employees' basic medical insurance scheme on 1 January, 2002.

The Company's basic medical insurance scheme comprises basic medical insurance and supplementary medical insurance schemes: 1. basic medical insurance scheme – since the listing of the shares of the Company, a fund of 14% of the total wages of employees ("benefit expenses") was set aside and charged to "Wages and Employees' Benefits" under "Cost of Sale and services provided" and "Selling, General and Administrative Expenses". The employees' medical fees were paid out from the benefit expenses. After the implementation of the basic medical insurance scheme, 8% of the total wages of employees were set aside and charged by the Company as basic medical insurance fund, which was still paid out from the benefit expenses and charged to "Wages and Employee Benefits" under "Cost of Sale and services provided" and "Selling, General and Administrative Expenses", which did not have impact on the earnings of the Company in 2002 as compared to the previous year; 2. supplementary medical insurance scheme – in accordance with the relevant regulations, a supplementary medical insurance fund of 4% the total wages of employees was set aside by the Company and charged to "Supplementary Medical Insurance" under "Selling, General and Administrative Expenses". In 2002, the Company set aside RMB29.71 million as supplementary medical insurance fund, resulting in a decrease in the net earnings of the Company by RMB19.906 million.

ADJUSTMENT OF ORGANIZATION STRUCTURE

As approved by the meeting of board of directors on 8th July, 2002, the Company has undergone an internal amalgamation. The Company restructured the former 12 functional departments into 7 functional departments, namely the Secretariat of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Scrutiny and Department of Economic Operation.

As approved by the meeting of the Board of Directors on 29th October, 2002, the Company has established an Audit Committee and an Audit Department. The Audit Committee consists of 5 members, including 3 independent non-executive directors (one is an accounting professional), an external director and an employee director. The head of the Audit Committee is to be selected from the independent non-executive directors. The main duty of the Audit Committee is to audit the Company's internal audit regulations, internal control regulations, financial reporting procedures, financial information and its disclosure on behalf of the Company. The Audit Department is the internal audit organization of the Company.

CONSTRUCTION OF JINING SIHE COAL PORT

The Company's board of directors held a meeting on 11th April, 2003, at which a resolution has been passed to approve the opening of an inland river route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine.

The handling capacity of the Jining Sihe Coal Port is expected to be 5 million tonnes per year. Its construction consists of two phases. The first phase of this project will mainly include a dock with loading capacity of 1,000 tonnes and a coal stockpile of 180 thousand tonnes. Its handling capacity is expected to be 3 million tonnes per year. It is expected that construction of the first phase of the Jining Sihe Coal Port will commence in April 2003 and will complete in December 2003. Depending on the operation of the first phase of the Jining Sihe Coal Port, the Company may carry out feasibility study on, and the construction of, the second phase of the project.

The Company will use its internal resources to construct the Jining Sihe Coal Port.

After the construction of the Jining Sihe Coal Port, it will create the shortest water transportation route from the Company to the customers along the Jinghang Grand Canal and the Changjiang River, and will provide the following benefits to the Company: (1) improve its business operation system and increase the capacity of its coal transportation; (2) further enhances and develops the Company's coal market along the Jinghang Grand Canal and the Changjiang River; (3) the cost of coal transportation via the Jinghang Grand Canal is lower than railway transportation and seaport transportation and will increase the profitability of the Company; and (4) when the transportation capacity of the Jining Sihe Coal Port reaches its full capacity, it could also provide river transportation service to third parties, creating additional income for the Company.

CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

Changes in share capital

(Shares) Par value per share:RMB1.00

		Number of shares before the changes (1st January 2002)	Changes during the period under review (increase/decrease)	Number of shares after the changes (31st December, 2002)
A:	Shares not listed for public dealings			
	Subcriber shares of which:			
	State legal person shares	1,670,000,000		1,670,000,000
	Total number of shares not listed for public dealings	1,670,000,000		1,670,000,000
B :	Shares listed for public dealings			
	1. A shares	180,000,000		180,000,000
	2. H shares	1,020,000,000		1,020,000,000
	Total number of shares listed for public dealings	1,200,000,000		1,200,000,000
C:	Total number of shares	2,870,000,000		2,870,000,000

As at 31st December, 2002, the Company had a total of 68,027 shareholders, of which one was holder of state legal person shares, 67,874 were holders of A Shares and 152 were holders of H Shares.

TOP TEN SHAREHOLDERS OF THE COMPANY

(As at 31st December, 2002)

Name	Class of shares held	Number of shares at the end of this period	Percentage holding (%)
Yankuang Group Corporation limited	State legal person shares	1,670,000,000	58.19
HKSCC Nominees Limited	H shares	1,017,259,999	35.44
Fenghe Value Securities Investment Fund	A shares	3,475,366	0.12
Jingfu Securities Investment Fund	A shares	2,330,432	0.08
Anxin Securities Investment Fund	A shares	1,781,615	0.06
Dongfeng Automobile Co., Ltd.	A shares	1,779,748	0.06
Huaan Chuangxin Securities Investment Fund	A shares	1,607,793	0.06
Yinfeng Securities Investment Fund	A shares	1,602,804	0.06
South Group Securities Investment Fund	A shares	1,515,329	0.05
Shanghai International Trust Co., Ltd	A shares	1,510,000	0.05
Total		2,702,863,086	94.18

Save as disclosed above, no other shareholder was recorded in the register kept pursuant to the Securities Law of the People's Republic of China Act as having an interest of 5% or more of the Company's public shares; no other shareholder was recorded in the register kept pursuant to Section 16 (1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance") as having an interest of 10% or more of the Company's domestic invested shares or foreign invested shares as at 31st December, 2002.

Among the top 10 shareholders, the fund manager of both Anxin Securities Investment Fund and Huaan Chuangxin Securities Investment Fund is Huaan Fund Administration Co., Ltd.

None of the shares held by Yankuang Group Corporation Limited (the "Parent Company") were pledged or restricted during the period under review. As the clearing and settlement agent for the Company's H Shares, HKSCC Nominees Limited held the Company's H Shares as nominees. It is uncertain as to whether the shares held by other shareholders were pledged or restricted during the period.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDINGS OF 10% OR MORE

As at 31st December, 2002, the Parent Company held 1,670,000,000 state legal person shares of the Company, representing 58.19% of the total share capital of the Company.

The Parent Company, a State wholly-owed enterprise, is the controlling shareholder of the Company and is principally engaged in coal production, building and building materials, chemical and machinery processing businesses. The Parent Company's legal representative is Mr. ZHAO Jingche and its registered capital is RMB3,090.336 million.

As at 31st December, 2002, HKSCC Nominees Limited held 1,017,259,999 H Shares of the Company, representing 35.44% of the total share capital of the Company. HKSCC Nominees Limited is a common nominee and trustee for participants of the Central Clearing and Settlement System.

PURCHASE, REDEMPTION OR SALE OF SHARES

The Company did not purchase, redeem or sell any of its shares during the year ended 31st December, 2002.

SHARE CAPITAL

Details of the registered and issued share capital of the Company are set out in note 32 to the financial statements contained herein.

PRE-EMPTIVE RIGHTS

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that requires the Company to offer new shares to existing shareholders in proportion to their shareholding.

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

As at 31st December, 2002, the Directors, Supervisors and senior management of the Company held 71,000 A Shares of the Company, representing 0.0025%of the Company's total issued share capital.

Name	Position	Number of shares held at the beginning of the year (as at 1st January, 2002)	Number of shares held at the end of the year (as at 31st December 2002)	Reason for change
MO Liqi	Chairman of the Board of Directors	10,000	10,000	No change
YANG Deyu	Vice Chairman of the Board of Directors, General Manager	10,000	10,000	No change
GENG Jiahuai	Director	0	0	No change
WANG Bangjun	Director	10,000	10,000	No change
YU Xuezhi	Director, Deputy General Manager	0	0	No change
YANG Jiachun	Director	10,000	10,000	No change
WU Yuxiang	Director and Chief Financial Officer	10,000	10,000	No change
DONG Yunqing	Director	0	0	No change
FAN Weitang	Independent Director	0	0	No change
CUI Jianmin	Independent Director	0	0	No change
WANG Xiaojun	Independent Director	0	0	No change
MENG Xianchang	Chairman of Supervisory Committee	10,000	10,000	No change
XIAO Shuzhang	Supervisor	10,000	10,000	No change
ZHANG Shengdong	Supervisor	0	0	No change
LIU Weixin	Supervisor	0	0	No change
XU Bentai	Supervisor	0	0	No change
ZHANG Yingmin	Executive Deputy General Manager	0	0	No change
WANG Xinkun	Deputy General Manager	0	0	No change
TIAN Fengze	Deputy General Manager	0	0	No change
CHEN Guangshui	Secretary of the Board of Directors	1,000	1,000	No change
SHI Chengzhong	Deputy General Manager	0	0	No change
NI Xinghua	Chief Engineer	0	0	No change

Save as disclosed herein, none of the Company's directors, chief executives or supervisors had, as at 31st December, 2002, any interests in any shares in or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they are taken or are deemed to have under Section 31 or Part I of the Schedule thereto), or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors or the associates of directors or supervisors, which would be required to be named as described above if they had been directors. The Company has not granted to any of its directors, chief executives or supervisors or their spouses or children under 18 years of age any right to subscribe for equity or debts securities of the Company.

BRIEF BIOGRAPHY OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

MO Liqi, aged 58, an engineering technique application researcher, is the Chairman of the Board of Directors of the Company and the Managing Vice-Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company. Mr. Mo joined the Predecessor in 1970, successively became the Party Committee Deputy Secretary and Manager of Yanzhou Coal Infrastructure Company in 1983 and 1985, respectively, and became the Deputy Director of Yanzhou Mining Bureau in 1987. Mr. Mo became the Vice-Chairman of the Board of Directors and the Deputy General Manager of the Predecessor in 1996, and became the General Manager of the Predecessor in 1997. Mr. Mo became a director of the Company in 1997.He became the Chairman of the Board of Directors of the Company, the Managing Vice-Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YANG Deyu, aged 53, an engineering technique application researcher, is the Vice Chairman of the Board of Directors, the General Manager of the Company. Mr. Yang joined the Predecessor in 1968, became the Deputy Director of Yanzhou Mining Bureau in 1994 and became the Deputy General Manager and Director of the Safety and Supervision Bureau of the Predecessor in 1996. Mr. Yang become Executive Director and General Manager of the Company in 1997, and become the Vice Chairman of the Board of Directors and General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

GENG Jiahuai, aged 52, an engineering technique application researcher, is a Director of the Company and General Manager, the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company. From 1985 to 2002, Mr. Geng acted as Director of the Safety and Supervision Bureau and the Deputy Director of Zibo Mining Bureau. Mr. Geng joined of the Parent Company in 2002, and became the General Manager the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company in 2002. Mr. Geng became a Director of the Company in 2002. He graduated from Shandong Mining Institute.

WANG Bangjun, aged 58, an engineer, is a Director of the Company and the Vice-Chairman of the Board of Directors of the Parent Company. Mr. Wang joined the Predecessor in 1970, became an Deputy Manager and the Party Committee Deputy Secretary of Yanzhou Coal Infrastructure Company between 1983 and 1987, successively became the Deputy Director and a Party Committee Deputy Secretary of Yanzhou Mining Bureau between 1987 and 1996 and became the Vice-Chairman of the Board of Directors and a Party Committee Secretary of the Predecessor in 1996, and became a Director of the Company in 1997. Mr. Wang became the Vice-Chairman of the Board of Directors of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YU Xuezhi, aged 58, an engineer, is a Director, Deputy General Manager of the Company, and the Party Committee Deputy Secretary of the Parent Company. Mr. Yu joined the Parent Company in 2000. Mr. Yu acted as the Chairman of the Labor Union and the Party Committee Deputy Secretary of Feicheng Mining Bureau, and became the Party Committee Secretary and the Vice Chairman of the Board of Directors of Feicheng Mining Group from 1993 to 2000. Mr. Yu became the Party Committee Deputy Secretary of the Parent Company in 2000, and became a Director, Deputy General Manager and the Party Committee Secretary of the Company in 2002. He graduated from Shandong Mining Institute.

YANG Jiachun, aged 48, a senior economist, is a Director of the Company and a Director of the Parent Company. Mr. Yang joined the Predecessor in 1988 and became a Director of the Company in 1997. Mr. Yang became the executive director of the Parent Company in 1999, and became a director of the Parent Company in 2002. He graduated from Yunnan Education University.

WU Yuxiang, aged 41, a senior accountant, is a Director and the Chief Financial Officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the Chief Accountant of the Finance Department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of the Company in 1997, and became a Director and the Chief Financial Officer of the Company in 2002. He graduated from Shandong Television University.

DONG Yunqing, aged 47, a senior engineer, is a Director and the Chairman of Labor Union of the Company, and is the Vice Chairman of Labor Union of the Parent Company. Mr. Dong joined the Predecessor in 1981, became the Vice Chairman of Labor Union of the Parent Company in 2001. Mr. Dong became a Director and the Chairman of Labor Union of the Company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

FAN Weitang, aged 67, a member of the China Engineering Academy, is an Independent Non-executive Director of the Company. Mr. Fan is the chairman of the China Coal Industry Association, the chairman of the China Science and Engineering Association and the vice director of the China Energy Research Association. Mr. Fan had served as the deputy director of the Ministry of Coal Industry, a member of the presidium of the China Engineering Academy, Head of the Energy and Mining Engineering Department and a Committee Member of the 8th and 9th Chinese People's Political Consultative Conference. He graduated from Beijing Steel Institution and was granted an associate doctorate in Technology and Science by Moscow Mining Institution of the former USSR.

CUI Jianmin, aged 70, a senior auditor and certified accountant, is an Independent Non-executive Director of the Company. Mr. Cui is the chairman of the Association of China Certified Accountant. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Cui graduated from People's University of China.

WANG Xiaojun, aged 48, admitted as a solicitor in England and Wales and Hong Kong, is an Independent Non-executive Director of the Company. Mr. Wang is a partner of the Wang & Co., X. J. in Hong Kong. He had practiced PRC law in Beijing. He was admitted as a solicitor in England and Wales and in Hong Kong in 1998 and 1992, respectively. He was a member of a panel of legal advisers advising The Stock Exchange of Hong Kong Limited in 1992. Mr. Wang had also served in ING Barings as a director of the investment banking division. He graduated from the People's University of China.

Supervisors

MENG Xianchang, aged 55, a senior engineer, is the Chairman of the Supervisory Committee of the Company and a Supervisor and Party Committee Deputy Secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted to Party Committee Deputy Secretary and Supervisor of the Predecessor in 1996, and became the Chairman of the Supervisory Committee of the Company in 1997. He graduated from Shandong Mining Institute.

XIAO Shuzhang, aged 59, a senior engineer, is a Supervisor of the Company and a Supervisor and Disciplinary Committee Secretary of the Parent Company. Mr. Xiao joined the Predecessor in 1970, became a Disciplinary Committee Secretary of Yanzhou Coal Infrastructure Company and a Disciplinary Committee Secretary of Yanzhou Mining Bureau in 1986 and 1987, respectively, and became a Supervisor and Disciplinary Committee Secretary of the Predecessor in 1996, and became a Supervisor of the Company in 1997. He graduated from Jiaozuo Mining Institute.

ZHANG Shengdong, aged 46, a senior accountant, is a Supervisor of the Company and the Deputy Chief Accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the Deputy Chief Accountant of Parent Company in 1997. Mr. Zhang became a Supervisor of the Company in 2002. He graduated from China University of Mining and Technology.

LIU Weixin, aged 52, a senior accountant, is a Supervisor of the Company and the Chief of Audit Department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the Deputy Chief of Audit Office of the Parent Company; Mr. Liu became the Chief of Audit Department of the Parent Company in 2003, and became a Supervisor of the Company in 2002. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 44, a senior engineer, is an Employee Supervisor of the Company and the chairman of Jining III coal mine's Labor Union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III coal mine's Labor Union in 1999. He became a Supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

OTHER EXECUTIVE OFFICERS

ZHANG Yingmin, aged 49, a senior engineer, is the Executive Deputy General Manager of the Company. Mr. Zhang joined the Predecessor in 1971. He became the Head and the Party Committee Deputy Secretary of Baodian coal mine in 2000. Mr. Zhang became the Executive Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Xinkun, aged 50, a senior economist, is a Deputy General Manager of the Company. Mr. Wang joined the Predecessor in 1977. He became the Party Committee Deputy Secretary and Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

TIAN Fengze, aged 46, a senior economist, is a Deputy General Manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the Head and the Party Committee Deputy Secretary of Beixu coal mine in 1991. Mr. Tian became a Deputy General Manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

CHEN Guangshui, aged 37, an engineer, is the Secretary of the Board of Directors and the Chief of the secretariat of the Board of Directors of the Company. Mr. Chen joined the Predecessor in 1990 and become the Secretary of the Board of Directors and the Chief of the secretariat of the Board of Directors of the Company in 1997. He graduated from Fuxin Mining Institute.

SHI Chengzhong, aged 40, a senior engineer, is a Deputy General Manager of the Company. Mr. Shi joined the Predecessor in 1983 and became Vice Chief Engineer of the Parent Company in 2000, and became a Deputy General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

NI Xinghua, aged 46, a senior engineer, is the Chief Engineer of the Company. Mr. Ni joined the Predecessor in 1975 and became Vice Chief Engineer of the Parent Company in 2000, and became the Chief Engineer of the Company in 2002. He graduated from Tianjin University.

DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Details of the directors' and supervisors' remuneration and the five highest paid individuals of the Company are set out in note 11 to the financial statements contained herein.

There were no arrangements under which a director or supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended 31st December, 2002.

ARRANGEMENT TO PURCHASE EQUITY OR DEBT SECURITIES

At no time during the year ended 31st December, 2002, was the Company, its holding company, or any of its subsidiaries a party to any arrangement to enable the directors or supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exceptions of the A shares issued to the directors, supervisors and senior management of the Company. Details of which are set out in the section headed "Shareholdings of Directors, Supervisors and Senior Management of the Company".

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the executive directors of the Company has entered into a service contract with the Company. Under such contracts, each executive director will receive a salary and a discretionary year-end bonus, the amount of which shall be recommended by the board of directors and approved by the shareholders in general meetings, provided that the discretionary year-end bonuses paid to the executive directors and other employees of the Company (including but not limited to other directors, supervisors and senior managements of the Company) do not exceed 1% of the aggregate of net profit after taxation and extraordinary losses but before extraordinary gains for that year.

Save as disclosed herein, no director or supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors of the Company had a material interest directly or indirectly in any contract of significance to which the Company was a party during the year ended 31st December, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Board of Directors has been established during the period under review. The details are set out in "Disclosure of significant event" and "Adjustment of Organization Structure" contained herein.

The Directors of the Company are of the view that the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules").

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

Coal exports of the Company are all settled in US dollars. China adopts a floating exchange rate which is under the State's supervision. During the year ended 31st December, 2002, exchange rate for RMB to US dollars varied slightly and has no main influence on the Company's business.

MATERIAL CONTRACTS

During the year ended 31st December, 2002, the Company has not entered into any material contract.

MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration during the year ended 31st December, 2002.

EMPLOYEES

As at 31st December, 2002, the Company had 27,872 employees, of whom 2,007 were administrative personnel, 811 were technicians, 21,252 were directly involved in coal production and 3,802 were supporting staff.

AUDITORS

Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong), whose name was changed from Deloitte Touche Tohmatsu Shanghai CPA to Deloitte Touche Tohmatsu Certified Public Accountants Ltd. on May 1, 2002), were the Company's international and domestic auditors, respectively, in 2002. A resolution to reappoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accounts Ltd. as the Company's international and domestic auditors, respectively, for 2003 will be proposed at the forthcoming AGM. Auditors of the Company have not been changed in recent three years.

The Company has paid a financial audit and review fees of HK$5.0 million, and other expenses of RMB300 thousand to Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accounts Ltd. in 2002.

The Company will pay a financial audit and review fees of HK$5.0 million to Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Shanghai CPA in 2003. Other expenses will be determined by the Board of Directors of the Company in accordance with the actual requirements.

On behalf of the Board
MO Liqi
Chairman

Zoucheng, PRC, 11th April, 2003

During the period under review, in accordance with the PRC Company Law and the Articles of Association of the Company, all of the Supervisors of the Company have fulfilled their supervising responsibilities, preserved the rights of the Company and its shareholders, followed the principles of honesty and trustworthiness, and carried out their duties with care and diligence. The Supervisory Committee held six meetings and has independently carried out the following work during the period under review:

1. A Supervisory Committee Meeting was held on 4th February, 2002 at the Company's headquarters, at which progress of the internal investigation as required by the Jilan Securities Regulatory Office of the China Securities Regulatory Commission was reviewed and an opinion of the Supervisory Committee was formed.

2. A Supervisory Committee Meeting was held on 4th March, 2002 at the Company's headquarters, at which members of the new Supervisory Committee were recommended.

3. A Supervisory Committee Meeting was held on 8th April, 2002 at the Company's head quarters, at which the Supervisory Committee's Report, the resolutions of the Supervisory Committee, the 2001 Annual Report, the audited financial report for 2001, the proposed allocation of the profits of 2001 and the policies for the allocation of the profits of 2002 were considered for approval.

4. A Supervisory Committee Meeting was held on 22nd April, 2002 at the Company's headquarters, at which the Chairman of the Second Supervisory Committee was elected and resolutions of the Supervisory Committee Meeting were passed and an announcement of the Supervisory Committee was made.

5. A Supervisory Committee Meeting was held on 16th August, 2002 at the Company's headquarters, reviewing the Company's 2002 Interim Report and the Supervisory Committee's Explanations on the Retrospective Adjustments to the Financial Statements of 2002.

6. A Supervisory Committee Meeting was held on 16th August, 2002 at the Company's headquarters, at which the Company's 2002 Interim Report and the Supervisory Committee's explanations regarding retrospective adjustments to the financial statements of 2002 were reviewed.

7. From 9th September to 24th September, 2002, the Supervisory Committee conducted a comprehensive review on the Company's financial statements for the first six months of 2002 and gave reasonable suggestions and advice in respect thereto in accordance with the Company Law and the Articles of Association of the Company and the relevant requirements of the laws and regulations.

The Supervisory Committee gave independent opinion on the following:

1. Operations of the Company were in compliance with laws:

   Pursuant to the relevant laws and regulations of the State, the Supervisory Committee of the Company has carried out investigation and supervision on the procedures on convening the Company's shareholders and directors meetings, resolutions made and the implementation of the resolutions of the shareholders meetings by the Board of Directors, the carrying out of duties by the senior management and the management system of the Company, and no act against the law, regulations and the Articles of Association of the Company has been found. The Directors and managers have not violated any laws, regulations when carrying out their duties. The Supervisory Committee considered that the performance of the Company's Board of Directors in 2002 were in compliance with relevant laws and regulations and the Articles of Association of the Company, and that they were serious and responsible, their decision procedures were systematic. The Company had further upgraded the internal management and control systems and reached all the operating targets successfully.

2. Inspection of the financial situation of the Company:

   The Supervisory Committee of the Company carried out supervision and inspections on the financial system and financial situation of the Company, and considered that the Company has independent financial accounts and financial employees. The Supervisory Committee has noted the unqualified auditors' opinion from Deloitte Touche Tohmatsu Certified Public Accountants Ltd. The Supervisory Committee was of the view that the financial statements truly, accurately and objectively reflected the Company's financial situation and operating results. The Company's results were true; all expenses and costs were in accordance with relevant laws, regulations, the Articles of Association of the Company and were in compliance with the relevant related financial standards and accounting systems.

3. Use of proceeds

   Issue of new shares

   The issue of A shares with proceeds of RMB961 million had been used to finance the acquisition of Jining III coal mine in 2001, whereas the issue of H shares with proceeds of RMB494 million had been used to finance the acquisition of Jining III Coal Mine in 2002.

   The use of proceeds in 2002 was strictly in accordance with promise made by the Company. The explanation for the use of proceeds made by the board of directors was objective and true.

4. Acquisition and Disposal of Assets

   The Company entered into the acquisition agreement for the railway assets (the "Railway Agreement") with the Parent Company on 30th October, 2001, which was approved by the independent shareholders on 17th December, 2001.

   The purchase price of the Railway Assets was settled by the Company by a long term loan and cash in hand in 2002.

   Transaction price of the above-mentioned acquisition of the Railway Assets by the Company was determined by valuation and was reasonable, and no insider dealing and impairment to shareholders' interests was found.

5. Connected transactions

   The connected transactions between the Company and the Parent Company and its subsidiaries were just, fair and lawful, and did not impair the interest of the Company.

Meng Xianchang
Chairman of the Supervisory Committee

Zoucheng, PRC, 11th April, 2003

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED
兗州煤業股份有限公司
(A joint stock company with limited liability established in the People's Republic of China)

We have audited the financial statements on pages 36 to 84 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, April 11, 2003

	NOTES	Year ended December 31, 2002 RMB'000	2001 RMB'000	2000 RMB'000
GROSS SALES OF COAL	5	7,772,315	6,369,649	4,704,201
TRANSPORTATION COSTS OF COAL	5	(1,558,414)	(1,493,639)	(1,104,464)
NET SALES OF COAL	5	6,213,901	4,876,010	3,599,737
RAILWAY TRANSPORTATION SERVICE INCOME		142,471	–	–
		6,356,372	4,876,010	3,599,737
COST OF SALES AND SERVICE PROVIDED	6	(3,362,901)	(2,812,583)	(1,983,520)
GROSS PROFIT		2,993,471	2,063,427	1,616,217
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7	(1,231,059)	(759,631)	(636,436)
OTHER OPERATING INCOME	8	103,729	117,896	60,883
OPERATING INCOME		1,866,141	1,421,692	1,040,664
INTEREST EXPENSES	9	(117,929)	(61,519)	(5,012)
INCOME BEFORE INCOME TAXES	10	1,748,212	1,360,173	1,035,652
INCOME TAXES	12	(523,148)	(389,228)	(287,292)
INCOME BEFORE MINORITY INTEREST		1,225,064	970,945	748,360
MINORITY INTEREST		3,065	–	–
NET INCOME		1,221,999	970,945	748,360
APPROPRIATIONS TO RESERVES		817,187	141,698	114,627
DIVIDEND	13	287,000	235,340	231,400
EARNINGS PER SHARE	14	RMB0.43	RMB0.35	RMB0.29
EARNINGS PER ADS.	14	RMB21.29	RMB17.29	RMB14.39

	NOTES	At December 31, 2002 RMB'000	2001 RMB'000
ASSETS			
CURRENT ASSETS			
Bank balances and cash		1,544,173	1,124,806
Restricted cash	15	51,761	30,000
Bills and accounts receivable	16	802,929	694,252
Investments in securities	17	88,702	49,997
Inventories	18	576,579	439,882
Prepayments and other current assets	19	756,019	853,213
Taxes receivable		–	21,674
TOTAL CURRENT ASSETS		3,820,163	3,213,824
MINING RIGHTS	20	119,231	125,855
LAND USE RIGHTS	21	618,206	372,020
PROPERTY, PLANT AND EQUIPMENT, NET	22	8,276,941	7,479,755
GOODWILL	23	51,660	12,437
NEGATIVE GOODWILL	24	(82,861)	(110,481)
INVESTMENTS IN SECURITIES	17	1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	26	30,138	–
DEFERRED TAX ASSET	27	88,807	87,421
TOTAL ASSETS		12,924,045	11,182,591

	NOTES	At December 31, 2002 RMB'000	2001 RMB'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	28	602,725	636,387
Other payables and accrued expenses	29	634,790	532,874
Provision for land subsidence, restoration, rehabilitation and environmental costs	30	83,044	120,196
Amounts due to Parent Company and its subsidiary companies	36	285,308	757,387
Taxes payable		56,867	793
TOTAL CURRENT LIABILITIES		1,662,734	2,047,637
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	36	61,341	72,456
LONG-TERM BANK BORROWING	31	1,200,000	–
TOTAL LIABILITIES		2,924,075	2,120,093
COMMITMENTS	37		
SHAREHOLDERS' EQUITY		9,995,033	9,060,034
MINORITY INTEREST		4,937	2,464
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,924,045	11,182,591

The financial statements on pages 36 to 84 were approved and authorized for issue by the Board of Directors on April 11, 2003 and are signed on its behalf by:

Yang Jia Chun
Director

Wu Yu Xiang
Director

	NOTES	At December 31, 2002 RMB'000	2001 RMB'000
ASSETS			
CURRENT ASSETS			
Bank balances and cash		1,540,637	1,120,155
Restricted cash	15	51,761	30,000
Bills and accounts receivable	16	802,929	694,252
Investments in securities	17	88,702	49,997
Inventories	18	569,497	426,353
Prepayments and other current assets	19	755,049	859,846
Taxes receivable		–	21,674
TOTAL CURRENT ASSETS		3,808,575	3,202,277
MINING RIGHTS	20	119,231	125,855
LAND USE RIGHTS	21	618,206	372,020
PROPERTY, PLANT AND EQUIPMENT, NET	22	8,276,343	7,479,411
GOODWILL	23	51,660	12,437
NEGATIVE GOODWILL	24	(82,861)	(110,481)
INVESTMENT IN A SUBSIDIARY	25	2,710	2,710
INVESTMENTS IN SECURITIES	17	1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	26	30,138	–
DEFERRED TAX ASSET	27	88,807	87,421
TOTAL ASSETS		12,914,569	11,173,410

	NOTES	At December 31, 2002 RMB'000	2001 RMB'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	28	602,489	634,724
Other payables and accrued expenses	29	633,325	528,613
Provision for land subsidence, restoration, rehabilitation and environmental costs	30	83,044	120,196
Amounts due to Parent Company and its subsidiary companies	36	285,308	757,387
Taxes payable		56,749	–
TOTAL CURRENT LIABILITIES		1,660,915	2,040,920
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	36	61,341	72,456
LONG-TERM BANK BORROWING	31	1,200,000	–
TOTAL LIABILITIES		2,922,256	2,113,376
COMMITMENTS	37		
SHAREHOLDERS' EQUITY	32	9,992,313	9,060,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,914,569	11,173,410

Yang Jia Chun
Director

Wu Yu Xiang
Director

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2000	2,600,000	2,087,723	111,748	168,213	84,106	1,300,875	6,352,665
Net income	–	–	–	–	–	748,360	748,360
Appropriations to reserves	–	–	–	76,418	38,209	(114,627)	-
Dividends	–	–	–	–	–	(231,400)	(231,400)
Balance at December 31, 2000	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Additional issue of shares, net of share issue expenses of RMB77,253,000	270,000	1,184,804	–	–	–	–	1,454,804
Net income	–	–	–	–	–	970,945	970,945
Appropriations to reserves	–	–	–	94,465	47,233	(141,698)	-
Dividends	–	–	–	–	–	(235,340)	(235,340)
Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	–	–	–	–	–	1,221,999	1,221,999
Appropriations to reserves, net of minority interests' share (note)	–	–	743,489	49,105	24,593	(817,187)	-
Dividends	–	–	–	–	–	(287,000)	(287,000)
Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033

Note: Prior to 1999, the Company was required to contribute RMB1.80 per tonne of raw coal mined to National Coal Industry Bureau ("NCIB") and Shangdong Coal Mining Industrial Bureau ("SCMIB"), in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999. The annual transfer to the future development fund was stopped starting from January 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement of the Company to transfer an annual amount to the future development fund had not been changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company is required to transfer an amount of RMB743,489,000 (including RMB204,134,000, RMB164,738,000 and RMB144,007,000 for the years ended December 31, 2001, 2000 and 1999, respectively, that would have been transferred had the transfer not been stopped on January 1, 1999), to the future development fund in the current period, representing RMB6 per tonne of raw coal mined, from retained earnings. This change did not have any impact on the Group's financial position or results of operations.

	NOTES	Year ended December 31, 2002 RMB'000	2001 RMB'000	2000 RMB'000
OPERATING ACTIVITIES				
Income before minority interest		1,225,064	970,945	748,360
Adjustments to reconcile income before minority interest to net cash from operating activities:				
Depreciation of property, plant and equipment and land use rights		851,119	819,638	514,203
Amortization of goodwill		777	777	777
Release of negative goodwill to income		(27,620)	(27,620)	–
Amortization of mining rights		6,624	6,624	–
Recognition of deferred tax asset		(1,386)	(2,260)	(8,315)
Loss on disposal of property, plant and equipment		1,093	5,811	11,601
Gain on disposal of investments in securities		(2,209)	–	–
(Increase) decrease in assets (net of acquisitions):				
Bills and accounts receivable		(104,091)	145,380	26,929
Inventories		(93,818)	(157,373)	47,547
Prepayments and other current assets		231,301	(282,451)	(259,693)
Taxes receivable		21,674	(21,674)	–
Increase (decrease) in liabilities (net of acquisitions):				
Bills and accounts payable		(56,492)	79,275	38,485
Other payables and accrued expenses		90,973	186,763	8,851
Provision for land subsidence, restoration, rehabilitation and environmental costs		(43,419)	(16,528)	(51,881)
Amounts due to Parent Company and its subsidiary companies		84,048	52,658	110,577
Taxes payable		56,074	(149,726)	(164,289)
NET CASH FROM OPERATING ACTIVITIES		2,239,712	1,610,239	1,023,152
INVESTING ACTIVITIES				
Acquisition of Railway Assets	33	(1,282,445)	–	–
Purchase of property, plant and equipment		(842,471)	(677,936)	(477,421)
Acquisition of investments in securities		(88,702)	(51,757)	–
Deposit made on acquisition of investments in securities		(30,138)	–	–
Increase in restricted cash		(21,761)	(30,000)	–
Proceeds on disposal of investments in securities		52,206	–	–
Proceeds on disposal of property, plant and equipment		47,800	13,686	12,736
Acquisition of Jining III	34	–	(1,204,133)	–
Acquisition of Zhongyan	35	–	1,941	–
NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,165,511)	(1,948,199)	(464,685)

	NOTES	2002 RMB'000	2001 RMB'000	2000 RMB'000
		Year ended December 31,		
FINANCING ACTIVITIES				
Bank borrowings raised		1,600,000	–	–
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III	34	(567,242)	(601,452)	–
Dividend paid		(287,000)	(235,340)	(231,400)
Repayments of bank borrowings		(400,000)	–	–
Dividend paid to a minority shareholder of a subsidiary		(592)	–	–
Issues of shares, net of share issue expenses		–	1,454,804	–
NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES		345,166	618,012	(231,400)
NET INCREASE IN CASH AND CASH EQUIVALENTS		419,367	280,052	327,067
CASH AND CASH EQUIVALENTS, BEGINNING		1,124,806	844,754	517,687
CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		1,544,173	1,124,806	844,754
Additional cash flow information:				
Cash paid during the year for:				
Interest		147,361	37,109	5,012
Income taxes		446,786	562,888	459,896

1. GENERAL

The Company is established as a joint stock company with limited liability in the People's Republic of China (the "PRC") and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective January 1, 2001. This acquisition was financed as set out below.

On January 3, 2001, the Company allotted an additional 100,000,000 A shares to the public in the PRC (the "A Share Issue") and the A shares have been listed on the Shanghai Securities Exchange ("SSE") since February 2001. On May 14, 2001, the Company issued an aggregate of 170,000,000 H shares to independent investors and the H shares were listed on The Stock Exchange of Hong Kong Limited. The total net proceeds from the A share and H share offerings were approximately RMB960,607,000 and HK$461,867,000 (equivalent to approximately RMB494,197,000), respectively. The proceeds were applied towards the purchase price of Jining III of approximately RMB2,583 million. The purchase price includes the cost of Jining III of approximately RMB2,450,905,000 and the cost of the mining rights of approximately RMB132,479,000.

The consideration for the cost of Jining III was fully settled at December 31, 2002 as follows:

(i) Initial installment

RMB243,526,000 was paid on January 1, 2001, the completion date.

(ii) Second installment

The net proceeds of RMB960,607,000 of the A Share Issue were paid over on January 22, 2001.

(iii) Third installment

50% of the outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001; and

(iv) Fourth installment

The outstanding balance of the purchase price was paid (without interest) prior to December 31, 2002.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001 (see also note 34).

1. GENERAL (Continued)

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business ("Railway Assets"). The consideration for the acquisition of the Railway Assets was approximately RMB1,242,586,000 subject to the adjustments as follows:

> For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if Railway Assets' actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

For the year ended December 31, 2002, Railway Assets' actual capacity was more than 25,000,000 tonnes, and accordingly, the consideration is adjusted to approximately RMB1,282,586,000.

At December 31, 2002 and 2001, the Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan"), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group's results.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the SSE, its H shares are listed on The Stock Exchange of Hong Kong Limited, and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises ("PRC GAAP"). Differences between IFRS and PRC GAAP are stated in note 43.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are stated in note 44.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries in the Company's balance sheet are stated at cost, less any identified impairment loss.

Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time deposits which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining rights

Mining rights of Jining III are stated at cost less accumulated amortization and are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine.

Property, plant and equipment and land use rights

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and accumulated impairment losses. When assets are sold or retired, the gain or loss is determined as the difference between the sales proceeds and the carrying amount of the asset and the gain or loss is included in the statement of income.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, after taking into account their estimated residual value, using the straight line method. The estimated useful lives of property, plant and equipment are as follows:

Buildings	15 to 35 years
Railway structure	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 9 years

The mining structure includes the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structure using the units of production method based on the estimated production volume for which the structure was designed.

Land use rights are amortized over the term of the relevant rights.

Assets under construction are not depreciated until they are completed and put into commercial operation.

Construction in progress

Construction in progress is stated at cost less any identified impairment loss. Cost comprises construction expenditures and other direct costs attributable to such projects, including borrowing costs, if the amount of capital expenditures and the time involved to complete the construction are significant. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policies as stated above.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Goodwill

Goodwill represents the excess of the purchase consideration paid over Company's share in the fair value of the identifiable assets and liabilities acquired as at the respective dates of acquisition of Jining II and Railway Assets. Goodwill is capitalized and amortized on a straight line basis over a period of ten to twenty years. Additional goodwill resulting from future contingent consideration payments in respect of acquisition of Railway Assets will be amortized on a straight line basis over the remaining life of the original period of ten to twenty years.

Negative goodwill

Negative goodwill, which represents the excess of the fair value ascribed to the Company's share of the separable net assets at the date of acquisition of Jining III over the purchase consideration is presented as a deduction from the assets of the Company and of the Group. Negative goodwill is released to income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/ amortizable assets.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value, based on quoted market prices at the balance sheet date or at cost subject to impairment recognition where the fair value cannot be reliably determined. Where securities are held for trading purposes, unrealized gains and losses are included in net profit or loss for the period. For available-for-sale investments, unrealized gains and losses are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less provision, if necessary, for obsolescence.

Income taxes

The charge for income taxes is based on the results for the year after adjusting for items which are non-assessable or disallowed. Deferred taxation is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure has been deferred.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowings costs are recognized as an expense in the period in which they are incurred.

Foreign currency translation

The Group maintains its books and records in Renminbi.

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China prevailing at the balance sheet date. Profits and losses arising on translation are recorded in the statement of income.

Government grants

Government grants are recognized over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other operating income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and commencing from January 1, 2002, the Group is also engaged in coal railway transportation business. The Group operates only in the PRC. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), China National Minerals Import and Export Co., Ltd. ("National Minerals Company") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, National Minerals Company or Shanxi Coal Corporation. The Company's subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary's business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary's business are insignificant to the Group.

4. SEGMENT INFORMATION (Continued)

Business segments

For management purposes, the Group is currently organized into two operating divisions – coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining – Underground mining, preparation and sales of coal
Coal railway transportation – Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2002			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	7,772,315	142,471	–	7,914,786
Inter-segment	–	386,823	(386,823)	–
Total	7,772,315	529,294	(386,823)	7,914,786

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT				
Segment results	1,791,446	271,272	–	2,062,718
Unallocated corporate expenses				(226,795)
				1,835,923
Unallocated corporate income				30,218
Operating income				1,866,141
Interest expenses				(117,929)
Income before income taxes				1,748,212
Income taxes				(523,148)
Income before minority interest				1,225,064

Note: No segment information for the years ended December 31, 2001 and 2000 is presented as the Group was engaged primarily in the coal mining business during those years.

4. SEGMENT INFORMATION (Continued)

BALANCE SHEET

	At December 31, 2002			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
ASSETS				
Segment assets	9,861,375	1,162,372	1,900,298	12,924,045
LIABILITIES				
Segment liabilities	1,346,568	56,000	1,521,507	2,924,075

OTHER INFORMATION

	For the year ended December 31, 2002			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
Capital additions	802,090	1,166,898	5,547	1,974,535
Amortization of goodwill	777	–	–	777
Release of negative goodwill to income	(27,620)	–	–	(27,620)
Depreciation of property, plant and equipment and land use rights	764,470	75,519	11,130	851,119
Amortization of mining rights	6,624	–	–	6,624
Loss on disposal of property, plant and equipment	1,093	–	–	1,093
Allowance for doubtful debts	66,204	–	–	66,204

The number of employees of each of the Group's principal divisions are as follows:

	At December 31,		
	2002	2001	2000
Coal mining	24,623	23,689	20,176
Coal railway transportation	3,249	–	–
	27,872	23,689	20,176

5. SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Domestic sales of coal, gross	3,939,953	3,014,933	2,414,826
Less: Transportation costs	525,998	415,121	324,068
Domestic sales of coal, net	3,413,955	2,599,812	2,090,758
Export sales of coal, gross	3,832,362	3,354,716	2,289,375
Less: Transportation costs	1,032,416	1,078,518	780,396
Export sales of coal, net	2,799,946	2,276,198	1,508,979
Net sales of coal	6,213,901	4,876,010	3,599,737

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne ("tonne") of the imputed quantity of raw coal sold and are paid to the local tax bureau. The resource tax for each of the three years ended December 31, 2002, 2001 and 2000 amounted to RMB44,712,000, RMB40,351,000 and RMB33,955,000, respectively.

6. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Materials	752,513	643,664	484,337
Wages and employee benefits	757,532	572,202	419,134
Electricity	278,407	218,579	185,759
Depreciation	813,761	784,477	487,623
Land subsidence, restoration, rehabilitation and environmental costs	232,030	210,939	170,229
Repairs and maintenance	346,290	276,791	174,734
Annual fee and amortization of mining rights (note)	19,604	19,604	12,980
Transportation costs	43,239	22,632	23,336
Others	119,525	63,695	25,388
	3,362,901	2,812,583	1,983,520

Note: The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Group's mines other than Jining III. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Retirement benefits scheme contributions (note 38)	334,120	265,825	189,372
Wages and employee benefits	164,549	75,717	74,946
Additional medical insurance	29,710	–	–
Depreciation	37,358	35,161	26,580
Amortization of goodwill	777	777	777
Distribution charges	54,524	57,970	64,569
Allowance for doubtful debts	66,204	2,508	–
Resource compensation fees (note)	73,762	31,240	28,409
Repairs and maintenance	8,668	8,247	6,518
Research and development	30,657	23,026	24,290
Staff training costs	26,272	23,991	21,462
Freight charges	14,016	5,532	5,137
Others	390,442	229,637	194,376
	1,231,059	759,631	636,436

Note: In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

8. OTHER OPERATING INCOME

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Gain on sales of auxiliary materials	21,277	21,233	34,899
Government grants (note)	20,157	–	–
Interest income from bank deposits	28,737	39,863	25,984
Interest income from investments in securities	1,481	–	–
Release of negative goodwill to income	27,620	27,620	–
Write back of allowance for doubtful debts	–	29,180	–
Others	4,457	–	–
	103,729	117,896	60,883

Note: Government grants represents the amount granted to the Group in respect of its export sales activities in prior years and received during the year.

9. INTEREST EXPENSES

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Interest expenses on:			
– bank borrowings wholly repayable within 5 years	3,666	1,924	–
– bank borrowings not wholly repayable within 5 years	72,072	–	–
– bills receivable discounted without recourse	2,235	–	5,012
Deemed interest expenses (note 34)	39,956	59,595	–
	117,929	61,519	5,012

No interest was capitalized during the relevant periods.

10. INCOME BEFORE INCOME TAXES

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Income before income taxes has been arrived at after charging:			
Amortization of mining rights	6,624	6,624	–
Auditors' remuneration	3,500	2,200	2,000
Staff costs, including directors' and supervisors' emoluments	1,354,251	937,735	704,914
Loss on disposal of property, plant and equipment	1,093	5,811	11,601

11. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors' and supervisors' emoluments

Details of the directors' and supervisors' emoluments are as follows:

	Year ended December 31,		
	2002 RMB'000	2001 RMB'000	2000 RMB'000
Independent non-executive directors			
Fees	239	128	122
Executive directors			
Fees	–	–	–
Salaries, allowance and other benefits in kind	825	846	637
Retirement benefits scheme contributions (note 38)	371	381	207
Discretionary bonuses	–	–	–
	1,196	1,227	844
Supervisors			
Fees	–	–	–
Salaries, allowance and other benefits in kind	400	209	178
Retirement benefits scheme contributions (note 38)	180	94	55
Discretionary bonuses	–	–	–
	580	303	233

Emoluments of each of the directors and supervisors are all within the band of Nil to HK$1,000,000 for the years ended December 31, 2002, 2001 and 2000.

(b) Employees' emoluments

The five highest paid individuals in the Group in 2002 included three directors (2001 and 2000: five), details of whose emoluments are included in the disclosures in note 11(a) above. The emoluments of the remaining two individuals are as follows:

	2002 RMB'000
Salaries, allowance and other benefits in kind	314
Retirement benefits scheme contributions (note 38)	141
Discretionary bonuses	–
	455

Emoluments of each of these employees are all within the band of Nil to HK$1,000,000 for the year ended December 31, 2002.

12. INCOME TAXES

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Income taxes	524,534	391,488	295,607
Deferred tax credit (note 27)	(1,386)	(2,260)	(8,315)
	523,148	389,228	287,292

The Company is subject to an income tax rate of 33% on its taxable income. A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	576,910	448,857	341,765
Reconciling items:			
Transfer to future development fund deductible for tax purpose but not charged to income under IFRS	(76,101)	(67,364)	(54,363)
Amortization of the revaluation surplus of low-priced consumables deductible for tax purposes but not for accounting purposes under IFRS	–	(1,212)	(606)
Release of negative goodwill not subject to tax	(9,115)	(9,115)	–
Deemed interest not deductible for tax purposes	13,185	19,666	–
Allowance for doubtful debts not deductible for tax purposes	23,681	–	–
Government grants received not subject to tax	(6,652)	–	–
Others	1,240	(1,604)	496
Income taxes	523,148	389,228	287,292
Effective income tax rate	30%	29%	28%

The Company had received approval from the respective tax authorities for the filing of consolidated income taxes by the Parent Company prior to July 2001. Starting from July 2001, the Company submitted a separate income tax filing. The provision for income taxes of the relevant periods represents the provision calculated by the Company on the basis of a separate income tax filing. The subsidiary acquired during the year ended December 31, 2001 did not have any significant impact on the income taxes provided for the years ended December 31, 2001 and 2002.

13. DIVIDEND

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Final dividend approved	287,000	235,340	231,400

Pursuant to the annual general meeting held on June 16, 2000, a final dividend of approximately RMB231,400,000 or RMB0.089 per share proposed by the board of directors in respect of the year ended December 31, 1999 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 15, 2001, a final dividend of approximately RMB235,340,000 or RMB0.082 per share proposed by the board of directors in respect of the year ended December 31, 2000 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 7, 2002, a final dividend of approximately RMB287,000,000, or RMB0.100 per share proposed by the board of directors in respect of the year ended December 31, 2001 was approved and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB298,480,000 calculated based on a total number of 2,870,000,000 shares issued at RMB1 each, at RMB0.104 per share in respect of the year ended December 31, 2002. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company's Articles of Association. A shareholders' general meeting will be held for the purposes of considering and, if thought fit, approving this ordinary resolution.

14. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2002, 2001 and 2000 is based on the net income for the year of RMB1,221,999,000, RMB970,945,000 and RMB748,360,000 and on the weighted average of 2,870,000,000 shares, 2,807,507,000 shares and 2,600,000,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

15. RESTRICTED CASH

At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure banking facilities granted to the Group and the Company.

16. BILLS AND ACCOUNTS RECEIVABLE

	THE GROUP AND THE COMPANY At December 31,	
	2002	2001
	RMB'000	RMB'000
Total bills receivable	239,974	155,883
Total accounts receivable	639,038	596,233
Less: Allowance for doubtful debts	(76,083)	(57,864)
Total bills and accounts receivable, net	802,929	694,252

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2002 and 2001 follows:

	THE GROUP AND THE COMPANY	
	2002	2001
	RMB'000	RMB'000
Balance at January 1	57,864	87,044
Additional allowance charged to income	64,604	–
Direct write-off charged against allowance	(46,385)	–
Allowance written back to income	–	(29,180)
Balance at December 31	76,083	57,864

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

16. BILLS AND ACCOUNTS RECEIVABLE (Continued)

The following is an aged analysis of bills and accounts receivable at the reporting date:

	THE GROUP AND THE COMPANY At December 31,	
	2002 RMB'000	2001 RMB'000
1 – 180 days	551,795	513,080
181 – 365 days	182,371	119,096
1 – 2 years	99,633	105,443
2 – 3 years	38,388	8,258
Over 3 years	6,825	6,239
	879,012	752,116

17. INVESTMENTS IN SECURITIES

	THE GROUP AND THE COMPANY At December 31,	
	2002 RMB'000	2001 RMB'000
Available-for-sale investments		
NON-CURRENT		
Equity investments	1,760	1,760
CURRENT		
Fixed maturity investments	88,702	49,997

The non-current investments in securities represents unlisted equity investments with no quoted market price and the amount was stated at cost subject to impairment recognition. The current investments in securities represents investments in listed fixed maturity securities that the Group does not intend or is not able to hold to maturity. The carrying amounts of these fixed maturity securities approximate their quoted market prices.

18. INVENTORIES

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2002 RMB'000	2001 RMB'000	2002 RMB'000	2001 RMB'000
COST				
Auxiliary materials, spare parts and small tools	309,246	269,510	302,164	255,981
Coal products	267,333	170,372	267,333	170,372
	576,579	439,882	569,497	426,353

19. PREPAYMENTS AND OTHER CURRENT ASSETS

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2002 RMB'000	2001 RMB'000	2002 RMB'000	2001 RMB'000
Advances to suppliers	133,687	82,538	133,687	89,171
Prepaid freight charges and related handling charges	153,191	146,113	153,191	146,113
Value added tax refund	342,596	419,145	342,596	419,145
Prepayments for purchase of property, plant and equipment	7,311	5,837	7,311	5,837
Prepaid land subsidence, restoration, rehabilitation and environmental costs	23,967	29,984	23,967	29,984
Receivables for utilities charges	8,162	7,670	8,162	7,670
Receivables for sales of auxiliary materials	7,835	49,991	7,835	49,991
Others	79,270	111,935	78,300	111,935
	756,019	853,213	755,049	859,846

Included in the balances of the Group and of the Company as of December 31, 2002 and 2001 were allowances for doubtful debts of RMB3,539,000 and RMB2,508,000, respectively. During the year ended December 31, 2002, the Group and the Company made an allowance for doubtful debts of RMB1,600,000 and made direct write-downs of RMB569,000 charged against the balance of the allowances. During the year ended December 31, 2001, the Group and the Company made an allowance for doubtful debts of RMB2,508,000.

Included in the Company's balance as of December 31, 2001 was an amount due from its subsidiary of RMB15,614,000.

20. MINING RIGHTS

	THE GROUP AND THE COMPANY RMB'000
COST	
At January 1, 2002 and December 31, 2002	132,479
AMORTIZATION	
At January 1, 2002	6,624
Provided for the year	6,624
At December 31, 2002	13,248
NET BOOK VALUES	
At December 31, 2002	119,231
At December 31, 2001	125,855

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Group's mines other than Jining III. The annual fee is subject to change after a ten-year period.

21. LAND USE RIGHTS

	THE GROUP AND THE COMPANY RMB'000
COST	
At January 1, 2002	399,171
Additions on acquisition of Railway Assets	259,378
At December 31, 2002	658,549
DEPRECIATION	
At January 1, 2002	27,151
Provided for the year	13,192
At December 31, 2002	40,343
NET BOOK VALUES	
At December 31, 2002	618,206
At December 31, 2001	372,020

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

22. PROPERTY, PLANT AND EQUIPMENT, NET

THE GROUP

	Buildings RMB'000	Railway structure RMB'000	Mining structure RMB'000	Plant, machinery and equipment RMB'000	Trans-portation equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST							
At January 1, 2002	1,889,262	-	3,556,324	5,945,331	169,497	270,689	11,831,103
Additions on acquisition of Railway Assets	48,009	720,704	-	88,388	19,760	519	877,380
Additions	7,363	-	-	432,500	10,848	387,066	837,777
Transfers	91,560	-	89,745	267,646	84,400	(533,351)	-
Disposals	(12,072)	-	-	(131,488)	(13,765)	-	(157,325)
At December 31, 2002	2,024,122	720,704	3,646,069	6,602,377	270,740	124,923	13,388,935
DEPRECIATION							
At January 1, 2002	611,208	-	1,204,134	2,447,362	88,644	-	4,351,348
Provided for the year	100,921	52,286	96,087	583,846	35,938	-	869,078
Eliminated on disposals	(5,227)	-	-	(96,135)	(7,070)	-	(108,432)
At December 31, 2002	706,902	52,286	1,300,221	2,935,073	117,512	-	5,111,994
NET BOOK VALUES							
At December 31, 2002	1,317,220	668,418	2,345,848	3,667,304	153,228	124,923	8,276,941
At December 31, 2001	1,278,054	-	2,352,190	3,497,969	80,853	270,689	7,479,755

22. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

THE COMPANY

	Buildings	Railway structure	Mining structure	Plant, machinery and equipment	Trans-portation equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST							
At January 1, 2002	1,889,262	–	3,556,324	5,945,196	169,288	270,689	11,830,759
Additions on acquisition of Railway Assets	48,009	720,704	–	88,388	19,760	519	877,380
Additions	7,363	–	–	432,400	10,627	387,066	837,456
Transfers	91,560	–	89,745	267,646	84,400	(533,351)	–
Disposals	(12,072)	–	–	(131,488)	(13,765)	–	(157,325)
At December 31, 2002	2,024,122	720,704	3,646,069	6,602,142	270,310	124,923	13,388,270
DEPRECIATION							
At January 1, 2002	611,208	–	1,204,134	2,447,362	88,644	–	4,351,348
Provided for the year	100,921	52,286	96,087	583,799	35,918	–	869,011
Eliminated on disposals	(5,227)	–	–	(96,135)	(7,070)	–	(108,432)
At December 31, 2002	706,902	52,286	1,300,221	2,935,026	117,492	–	5,111,927
NET BOOK VALUES							
At December 31, 2002	1,317,220	668,418	2,345,848	3,667,116	152,818	124,923	8,276,343
At December 31, 2001	1,278,054	–	2,352,190	3,497,834	80,644	270,689	7,479,411

23. GOODWILL

	THE GROUP AND THE COMPANY	
	2002	2001
	RMB'000	RMB'000
COST		
At January 1	15,545	15,545
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets (note 33)	40,000	–
At December 31	55,545	15,545
AMORTIZATION		
At January 1	3,108	2,331
Provided for the year	777	777
At December 31	3,885	3,108
NET BOOK VALUES		
At December 31	51,660	12,437

24. NEGATIVE GOODWILL

	THE GROUP AND THE COMPANY	
	2002 RMB'000	2001 RMB'000
COST		
At January 1 and at December 31	138,101	138,101
RELEASED TO INCOME		
At January 1	27,620	27,620
Released for the year	27,620	–
At December 31	55,240	27,620
NET BOOK VALUES		
At December 31	82,861	110,481

The negative goodwill is released to income on a straight line basis over a period of five years.

25. INVESTMENT IN A SUBSIDIARY

	THE COMPANY At December 31,	
	2002 RMB'000	2001 RMB'000
Unlisted investment, at cost	2,710	2,710

The Company holds a 52.38% interest in the registered capital of Zhongyan, a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

26. DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES

The amount represents a deposit paid by the Group and the Company in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The investment is in the form of state legal person shares, which are not tradeable on the SSE. The unpaid consideration at December 31, 2002 is shown as a capital commitment in note 37.

27. DEFERRED TAX ASSET

	THE GROUP AND THE COMPANY	
	2002	2001
	RMB'000	RMB'000
Balance at January 1	87,421	85,161
Credit for the year (note 12)	1,386	2,260
Balance at December 31	88,807	87,421

At the balance sheet date, the deferred tax asset represents the tax effect of temporary differences on the excess of provision for land subsidence, restoration, rehabilitation and environmental costs over the amount eligible for tax deduction.

There is no material unprovided deferred tax for the year or at the balance sheet date.

28. BILLS AND ACCOUNTS PAYABLE

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
Bills payable	100,982	115,860	100,982	115,860
Accounts payable	501,743	520,527	501,507	518,864
	602,725	636,387	602,489	634,724

The following is an aged analysis of bills and accounts payable at the reporting date:

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
1 – 180 days	315,257	314,549	315,021	312,886
181 – 365 days	201,272	216,953	201,272	216,953
1 – 2 years	86,196	104,885	86,196	104,885
	602,725	636,387	602,489	634,724

29. OTHER PAYABLES AND ACCRUED EXPENSES

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
Customers' deposits	155,153	122,794	155,153	122,794
Accrued wages	46,389	36,131	46,389	36,131
Other taxes payable	149,273	54,276	149,273	54,276
Payables in respect of purchases of property, plant and equipment and construction materials	118,632	121,852	118,632	121,852
Utilities deposits received	4,784	4,661	4,784	4,661
Accrued freight charges	12,732	29,341	11,267	29,341
Accrued repairs and maintenance	28,201	25,103	28,201	25,103
Accrued utility expenses	10,372	3,547	10,372	3,547
Staff welfare payable	51,163	8,422	51,163	8,422
Accrued land subsidence, restoration, rehabilitation and environmental costs	4,468	32,450	4,468	32,450
Others	53,623	94,297	53,623	90,036
	634,790	532,874	633,325	528,613

30. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	THE GROUP AND THE COMPANY	
	2002	2001
	RMB'000	RMB'000
Balance at January 1	120,196	136,724
Additional provision in the year	238,297	210,939
Transfers to prepayments and accrued expenses	(275,449)	(227,467)
Balance at December 31	83,044	120,196

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

31. LONG-TERM BANK BORROWING

During the year, the Company obtained a new bank loan in the amount of RMB1,200,000,000. The loan bears interest at 6.21% per annum and is repayable in installments over a period of 7 years, the first repayment instalment of which is due in August 2004. The proceeds were used to finance the acquisition of Railway Assets (see note 1).

The above loan is repayable as follows on December 31, 2002:

	THE GROUP AND THE COMPANY RMB'000
Within one year	–
More than one year, but not exceeding two years	200,000
More than two years, but not exceeding five years	600,000
Exceeding five years	400,000
	1,200,000

32. SHAREHOLDERS' EQUITY

The movements during the year in the Company's shareholders' equity are as follows:

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Additional issue of shares, net of share issue expenses of RMB77,253,000	270,000	1,184,804	–	–	–	–	1,454,804
Net income	–	–	–	–	–	970,945	970,945
Appropriations to reserves	–	–	–	94,465	47,233	(141,698)	–
Dividends	–	–	–	–	–	(235,340)	(235,340)
Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	–	–	–	–	–	1,219,279	1,219,279
Appropriations to reserves	–	–	743,489	49,024	24,512	(817,025)	–
Dividends	–	–	–	–	–	(287,000)	(287,000)
Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,120	194,060	2,412,369	9,992,313

32. SHAREHOLDERS' EQUITY (Continued)

The Company's share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at December 31, 2002 and 2001
Domestic invested shares	– State legal person shares (held by the Parent Company)	1,670,000,000
	– A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS) (note 1)	1,020,000,000
	Total	2,870,000,000

Each share has a par value of RMB1.

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company's Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at December 31, 2002 is the retained earnings computed under PRC GAAP which amounted to approximately RMB1,751,708,000.

The Company's distributable reserve as at December 31, 2001 is also the retained earnings computed under PRC GAAP which have been restated from approximately RMB1,633,651,000 to approximately RMB1,197,704,000 as a result of the restatement of the amounts required for contribution to the future development fund as set out in note 43.

33. ACQUISITION OF RAILWAY ASSETS

	2002 RMB'000
The net assets of Railway Assets at the date of acquisition were as follows:	
Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Bills and accounts payable	(22,830)
Other payables and accrued expenses	(14,163)
Net assets	1,242,586
Goodwill arising on subsequent adjustment to contingent consideration payment	40,000
	1,282,586
Satisfied by:	
Cash consideration paid on acquisition	1,242,586
Subsequent adjustment to contingent consideration payment	40,000
	1,282,586
Net cash outflow arising on acquisition:	
Cash paid on acquisition	(1,282,586)
Bank balances and cash acquired	141
	(1,282,445)

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for a consideration of RMB1,242,586,000. Pursuant to the terms of the acquisition agreement, the consideration has been adjusted to RMB1,282,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 25,000,000 tonnes for the year ended December 31, 2002.

The contribution of the Railway Assets to the revenue and results of the Group for the year ended December 31, 2002 are set out under the heading "Coal railway transportation" in note 4.

34. ACQUISITION OF JINING III

	2001 RMB'000
The net assets of Jining III at the date of acquisition were as follows:	
Bills and accounts receivable	2,920
Inventories	6,078
Prepayments and other current assets	1,362
Mining rights	132,479
Land use rights	88,929
Property, plant and equipment, net	2,372,525
Bills and accounts payable	(7,062)
Other payables and accrued expenses	(13,847)
Total net assets acquired	2,583,384
Negative goodwill	(138,101)
Consideration	2,445,283
Satisfied by:	
Cash paid on acquisition	1,204,133
Installments paid during the year ended December 31, 2001	601,452
Amounts due to Parent Company and its subsidiary companies – due within one year	567,242
Amounts due to Parent Company and its subsidiaries – due after one year	72,456
Total consideration	2,445,283

The total consideration of RMB2,445,283,000 disclosed above represents the present value of the installments payable in respect of the acquisition cost of Jining III. The difference between this amount and the gross payments due of RMB2,583,384,000, amounting to RMB138,101,000 represents a deemed interest charge on the acquisition which is charged to income in proportion to the balance outstanding each period.

Jining III contributed approximately RMB722,483,000 of net sales and RMB161,829,000 of income before income taxes during the year ended December 31, 2001.

35. ACQUISITION OF ZHONGYAN

	2001 RMB'000
The net assets of Zhongyan at the date of acquisition were as follows:	
Bank and cash	4,651
Inventories	13,529
Prepayments and other current assets	8,981
Property, plant and equipment, net	344
Bills and accounts payable	(1,663)
Other payables and accrued expenses	(19,875)
Tax payable	(793)
Minority interest	(2,464)
Total net assets acquired	2,710
Consideration:	
Satisfied by cash	2,710
Net cash inflow arising on acquisition:	
Cash paid	(2,710)
Bank balances and cash acquired	4,651
	1,941

During the year ended December 31, 2001, the Group acquired 52.38% of the issued share capital of Zhongyan for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group's results or cash flows for that year. Proforma results assuming Zhongyan was acquired in January 2000 would approximate the Group's actual results.

36. RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2002 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

36. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Amounts due to Parent Company and its subsidiary companies	THE GROUP AND THE COMPANY At December 31, 2002 RMB'000	2001 RMB'000
Within one year	285,308	757,387
More than one year, but not exceeding two years	10,483	11,115
More than two years, but not exceeding five years	27,721	29,515
Exceeding five years	23,137	31,826
Total due	346,649	829,843
Less: amount due within one year	285,308	757,387
Amount due after one year	61,341	72,456

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31, 2002 RMB'000	2001 RMB'000	2000 RMB'000
Income			
Sales of coal	110,403	73,675	66,434
Gain on sales of auxiliary materials	12,385	11,586	9,429
Utilities and facilities	5,000	5,810	5,179
Railway transportation services	496	–	–
Expenditure			
Utilities and facilities	1,350	600	600
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials	409,117	143,213	67,845
Railway transportation services	–	248,876	209,842
Repair and maintenance services	239,297	207,550	79,316
Social welfare and support services	186,657	150,860	125,519
Technical support and training	15,130	15,130	15,130
Road transportation services	33,208	6,302	10,474

36. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Year ended December 31,		
	2002	2001	2000
	RMB'000	RMB'000	RMB'000
Sales of coal	37,693	35,440	23,470

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB66,500,000, RMB56,220,000 and RMB54,950,000 for each of the three years ended December 31, 2002, 2001 and 2000, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2002, 2001 and 2000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III from the Parent Company (see note 1).

On January 1, 2002, the Company acquired Railway Assets from the Parent Company (see note 1).

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 7 and 38).

37. COMMITMENTS

	THE GROUP AND THE COMPANY At December 31,	
	2002	2001
	RMB'000	RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– acquisition of property, plant and equipment	257,382	63,986
– acquisition of an equity investment	30,137	–
	287,519	63,986

38. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a multi-employer scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate was set initially at 45% of the aggregate monthly basic salaries and wages of the Company's employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

The Company's subsidiary is a participant in a state-managed retirement scheme pursuant to which the subsidiary pays a fixed percentage of its qualifying staff's wages as a contribution to the scheme. The subsidiary's financial obligation under this scheme is limited to the payment of the employer's contribution. During the year, contributions payable by the subsidiary pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contributions payable in future years.

39. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2002, 2001 and 2000. Such expenses, amounting to RMB37,200,000, RMB30,970,000 and RMB29,970,000 for each of the three years ended December 31, 2002, 2001 and 2000, respectively, have been included as part of the social welfare and support services expenses summarized in note 36.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

40. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, investments in securities, bills and accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group and of the Company approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of the long-term bank borrowing approximates its fair value as the interest rate approximates the market rate.

41. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants the long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or National Minerals Company. The quality, prices and final customer destination of the Group's export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or National Minerals Company. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the years ended December 31, 2002, 2001 and 2000, net sales to the Group's five largest domestic customers accounted for approximately, 21.2%, 23.0% and 26.7%, respectively, of the Group's total net sales. Net sales to the Group's largest domestic customer, the Shandong Power and Fuel Company, accounted for 13.3%, 15.7% and 17.5% of the Group's net sales for the years ended December 31, 2002, 2001 and 2000, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 12.6%, 14.9 % and 17.1% of the Group's net sales for the years ended December 31, 2002, 2001 and 2000, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2002 and 2001 are as follows:

	Percentage of accounts receivable At December 31,	
	2002	2001
Five largest receivable balances	52%	30%

42. POST BALANCE SHEET EVENT

Pursuant to a resolution passed by the board of directors on April 11, 2003, the Company will undertake a project to construct a port at Nanyang Lake adjacent to Jining III so that it can make use of transportation of domestic waterways connected with Jinghang Canal upon completion of the construction work. The approved capital expenditure for the project was approximately RMB250 million and expected to be incurred in 2003.

43. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund (see note 32), which is charged to income before income taxes under PRC GAAP, to shareholders' equity;

(ii) elimination of the revaluation surplus on low-priced consumables recognized on the establishment of the Company in 1997 and subsequently amortized to the statement of income under PRC GAAP;

(iii) recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iv) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP;

(v) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the instalments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses recognized under PRC GAAP; and

(vi) dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the consolidated financial statements under PRC GAAP as at the balance sheet date.

43. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP (Continued)

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,			Net assets as at December 31,	
	2002 RMB'000	2001 RMB'000 (restated-see note below)	2000 RMB'000 (restated-see note below)	2002 RMB'000	2001 RMB'000
As per consolidated financial statements prepared under IFRS	1,221,999	970,945	748,360	9,995,033	9,060,034
Impact of IFRS adjustments in respect of:					
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	(230,610)	(204,134)	(164,738)	–	–
– amortization of revaluation surplus on low-priced consumables recognized on the establishment of the Company under PRC GAAP	–	(3,672)	(1,835)	–	–
– deferred tax effect on temporary differences not recognized under PRC GAAP	(1,386)	(2,260)	(8,315)	(88,807)	(87,421)
– release of negative goodwill to income	(27,620)	(27,620)	–	(55,240)	(27,620)
– deemed interest expenses	39,956	59,595	–	99,551	59,595
– proposed final dividend	–	–	–	(298,480)	(287,000)
– others	777	3,399	777	6,517	5,740
As per consolidated financial statements prepared under PRC GAAP	1,003,116	796,253	574,249	9,658,574	8,723,328

Note: According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement of the Company to transfer an annual amount to the future development fund was not changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Such amounts, representing RMB6 per tonne of raw coal mined, were required to be charged to income before income taxes, on a retrospective basis, under PRC GAAP. Accordingly, the Group's net income for the years ended December 31, 2001 and 2000 under PRC GAAP have been restated and reduced by RMB204,134,000 and RMB164,738,000, respectively.

There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Railway Assets using the pooling of interest method on the gross revenue and net income under US GAAP for the year ended December 31, 2001 and 2000 is as follows:

	Year ended December 31,	
	2001	2000
	RMB'000	RMB'000
Gross revenue		
As previously reported	6,369,649	4,843,515
Pooling of interest adjustment:		
Gross revenue from Railway Assets	427,430	307,284
Less: Elimination of inter-segment transactions	(247,756)	(208,889)
As restated	6,549,323	4,941,910
Net income		
As previously reported	1,058,878	812,323
Pooling of interest adjustment:		
Net income from Railway Assets	168,675	106,249
As restated	1,227,553	918,572

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax basis of the assets is the fair value amount at the date of acquisition.

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,		
	2002 RMB'000	2001 RMB'000	2000 RMB'000
Net income as reported under IFRS	1,221,999	970,945	748,360
US GAAP adjustments:			
Additional depreciation charged on fair valued property, plant and equipment and land use rights	188,178	164,684	165,103
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,284)	(56,532)	(54,484)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	–
Amortization of mining rights of Jining III	6,624	6,624	–
Amortization of goodwill arising on acquisition of Jining II	777	777	777
Loss of Jining III included in the Group using the pooling of interest method	–	–	(47,433)
Profit of Railway Assets included in the Group using the pooling of interest method	–	168,675	106,249
Net income under US GAAP	1,325,674	1,227,553	918,572
Earnings per share under US GAAP	RMB0.46	RMB0.44	RMB0.35
Earnings per ADS under US GAAP	RMB23.10	RMB21.86	RMB17.66

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

	At December 31, 2001 RMB'000	2000 RMB'000
Shareholders' equity as reported under IFRS	9,995,033	9,060,034
US GAAP adjustments:		
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(1,982,444)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	937,329	749,151
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	535,822	406,987
Goodwill arising on acquisition of Jining II	(11,660)	(12,437)
Negative goodwill arising on acquisition of Jining III, net	82,861	110,481
Mining rights of Jining III	(119,231)	(125,855)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	39,346	41,532
Net assets of Railway Assets incorporated under pooling of interest		
– current assets	–	142,821
– property, plant and equipment and land use rights, net	–	1,136,758
– deduct: difference in cost bases of property, plant and equipment and land use rights	–	(578,588)
– current liabilities	–	(36,993)
	–	663,998
Consideration payable on acquisition of Railway Assets	–	(1,242,586)
Goodwill arising on acquisition of Railway Assets	(40,000)	–
Shareholders' equity under US GAAP	8,858,468	7,668,861

Under US GAAP, the Group's total assets would have been RMB11,787,480,000 and RMB11,070,997,000 at December 31, 2002 and 2001, respectively.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" which requires that upon adoption, amortization of goodwill and other intangible assets with indefinite lives will cease and instead, the carrying value of these intangible assets will be evaluated for impairment on an annual basis. Identifiable intangible assets with definitive lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Group adopted SFAS No. 142 during the year ended December 31, 2002 and it did not have a material effect in the Group's financial statements.

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group adopted SFAS No. 143 on January 1, 2003 and it did not have a material effect in the Group's financial statements.

In October 2002, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Group adopted this standard during the year ended December 31, 2002 and it did not have a material effect in the Group's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion 30, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions; (ii) Rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, "Accounting for leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. For those provisions that become effective during the year ended December 31, 2002, there was no significant impact on the Group's financial position and results of operations; for the remaining provision under SFAS No. 145, management is assessing, but has not yet determined, the impact such provisions will have, if any, on its financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of the adoption on its financial position and results of operations.

44. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB statements No.72 and 144 and FASB Interpretation No. 9", which relates to the application of the purchase method of accounting, and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customers-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted. On October 1, 2002, the Group adopted SFAS No. 147 and it did not have a material effect in the Group's financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123", which amends SFAS No.123, "Accounting for Stock-Based Compensation". SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No.148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provision of SFAS No.148 are effective for fiscal years ended after December 15, 2002, with earlier application permitted in certain circumstances. The Group did not provide stock-based compensation to its employees and accordingly the adoption of this standard will not have a material effect in the Group's financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The Group had no guarantees as of December 31, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group is evaluating the impact of the adoption of the recognition and initial measurement requirements of FIN No. 45 but has not yet determined the effect of the adoption on its financial position and results of operations.

德勤华永会计师事务所有限公司

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
30/F, Bund Center
222 Yan'an Road East
Shanghai 200002, PRC

中国上海市延安东路222号
外滩中心30楼
邮政编码: 200002

Deloitte Touche Tohmatsu

YANZHOU COAL MINING COMPANY LIMITED
REPORT OF THE AUDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

Deshibao(shen)zi(03) No. P0427

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

We have audited the accompanying balance sheet of the Company and the Group as of December 31, 2002 and the related statements of income and cash flows of the Company and the Group for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Independent Auditing Standards for Chinese Certified Public Accountants. Our audit included such tests of the accounting records and such other auditing procedures as we considered necessary in the practical circumstances of the Company and the Group.

In our opinion, such financial statements are prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting System for Business Enterprises" and, in all material respects, present fairly the financial position of the Company and the Group as of December 31, 2002 and the results of their operations and cash flows for the year then ended. The accounting policies have been consistently applied.

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.

Chinese Certified Public Accountants

Gu Hong Yu　　Liu Yong Qiang

April 11, 2003

BALANCE SHEET (UNDER PRC GAAP)

At December 31, 2002

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB (Restated)	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB (Restated)
ASSETS					
CURRENT ASSETS					
Bank balances and cash	6	1,595,933,728	1,154,806,342	1,592,397,958	1,150,155,924
Current investments	7	88,702,100	49,997,305	88,702,100	49,997,305
Notes receivable	8	239,974,223	155,883,666	239,974,223	155,883,666
Dividends receivable		–	–	655,479	–
Accounts receivable	9	573,446,193	550,784,838	573,446,193	550,784,838
Other receivables	10	223,141,786	401,119,702	222,698,314	400,993,716
Prepayments	12	146,339,631	88,165,432	145,812,599	94,810,318
Subsidies receivable	13	342,595,878	419,145,249	342,595,878	419,145,249
Inventories	14	576,579,303	439,882,298	569,496,944	426,352,865
Deferred expenses	15	110,560,888	111,048,395	110,560,888	111,048,395
TOTAL CURRENT ASSETS		3,897,273,730	3,370,833,227	3,886,340,576	3,359,172,276
Long-term equity investments	16/51(1)	31,897,684	1,760,419	36,672,090	4,470,322
FIXED ASSETS					
Fixed assets at cost	17	13,632,796,969	11,702,052,041	13,631,983,945	11,701,559,317
Less: Accumulated depreciation	17	5,480,779,065	4,492,985,894	5,480,563,829	4,492,836,855
FIXED ASSETS, NET	17	8,152,017,904	7,209,066,147	8,151,420,116	7,208,722,462
Materials for constructing fixed assets	18	1,899,659	1,697,068	1,899,659	1,697,068
Fixed assets under construction	19	123,022,757	268,991,536	123,022,757	268,991,536
TOTAL FIXED ASSETS		8,276,940,320	7,479,754,751	8,276,342,532	7,479,411,066
INTANGIBLE ASSETS	20	777,436,629	497,874,780	777,436,629	497,874,780
TOTAL ASSETS		12,983,548,363	11,350,223,177	12,976,791,827	11,340,928,444

Notes are an integral part of the financial statements.

Company: Yanzhou Coal Mining Company Limited

Legal representative	The person in charge of accountancy work	The person in charge of the accounting department
Mo Li Qi	Wu Yu Xiang	Zhang Bao Cai

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB (Restated)	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Notes payable	21	108,001,674	275,860,000	108,001,674	275,860,000
Accounts payable	22	557,175,701	553,982,959	556,939,363	552,320,331
Advances from customers	23	171,826,093	122,908,153	170,508,547	122,794,582
Salaries and wages payable		46,389,189	36,130,872	46,389,189	36,130,872
Dividends payable	24	298,480,000	287,000,000	298,480,000	287,000,000
Taxes payable	25	206,139,942	104,422,929	206,021,490	103,629,887
Other payables	26	542,999,385	381,314,134	542,851,634	377,052,325
Provision	27	83,043,947	120,196,012	83,043,947	120,196,012
Long-term payable due within one year	28	13,247,800	636,633,816	13,247,800	636,633,816
TOTAL CURRENT LIABILITIES		2,027,303,731	2,518,448,875	2,025,483,644	2,511,617,825
LONG-TERM LIABILITIES					
Long-term loan	29	1,200,000,000	–	1,200,000,000	–
Long-term payable	28	92,735,160	105,983,040	92,735,160	105,983,040
TOTAL LONG-TERM LIABILITIES		1,292,735,160	105,983,040	1,292,735,160	105,983,040
TOTAL LIABILITIES		3,320,038,891	2,624,431,915	3,318,218,804	2,617,600,865
MINORITY INTEREST		4,936,449	2,463,683	–	–
SHAREHOLDERS' EQUITY					
Share capital	30	2,870,000,000	2,870,000,000	2,870,000,000	2,870,000,000
Capital reserves	31	4,454,521,340	4,223,911,394	4,454,521,340	4,223,911,394
Surplus reserves	32	582,343,347	431,712,152	582,179,477	431,712,152
Including: Statutory common welfare fund		194,141,761	143,904,051	194,059,826	143,904,051
Unappropriated profits	33	1,751,708,336	1,197,704,033	1,751,872,206	1,197,704,033
TOTAL SHAREHOLDERS' EQUITY		9,658,573,023	8,723,327,579	9,658,573,023	8,723,327,579
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,983,548,363	11,350,223,177	12,976,791,827	11,340,928,444

Notes are an integral part of the financial statements.

Company: Yanzhou Coal Mining Company Limited

Legal representative	The person in charge of accountancy work	The person in charge of the accounting department
Mo Li Qi	Wu Yu Xiang	Zhang Bao Cai

STATEMENT OF INCOME AND PROFITS APPROPRIATION (UNDER PRC GAAP)

For the year ended December 31, 2002

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB (Restated)	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB (Restated)
Revenue from major operations	34	8,055,258,906	6,469,352,955	8,055,258,906	6,469,352,955
Less: Cost of major operations	35	3,593,511,138	3,016,717,921	3,599,065,977	3,016,717,921
Sales taxes and surcharges	36	140,473,141	99,704,041	140,473,141	99,704,041
Profit from major operations		4,321,274,627	3,352,930,993	4,315,719,788	3,352,930,993
Add: Profit from other operations	37	30,153,221	26,483,329	23,403,996	26,483,329
Less: Operating expenses	38	1,647,447,268	1,551,609,369	1,643,682,040	1,551,609,369
Administrative expenses		1,134,279,470	665,965,451	1,133,135,406	665,965,451
Financial expenses	39	49,561,176	(34,833,265)	49,580,917	(34,833,265)
Operating profit		1,520,139,934	1,196,672,767	1,512,725,421	1,196,672,767
Add: Investment income	40/51(2)	3,687,968	-	7,059,098	-
Subsidy income	41	20,156,972	-	20,156,972	-
Non-operating income	42	8,573,766	7,880,206	8,573,766	7,880,206
Less: Non-operating expenses	43	21,844,181	16,812,063	21,833,000	16,812,063
Total profits		1,530,714,459	1,187,740,910	1,526,682,257	1,187,740,910
Less: Income taxes	44	524,534,221	391,487,645	523,566,759	391,487,645
Minority interest		3,064,740	-	-	-
Net profit		1,003,115,498	796,253,265	1,003,115,498	796,253,265
Add: Unappropriated profits at the beginning of the year	33	1,197,704,033	807,888,757	1,197,704,033	807,888,757
Profits available for appropriation		2,200,819,531	1,604,142,022	2,200,819,531	1,604,142,022
Less: Appropriations to statutory common reserve fund	33	100,393,485	79,625,327	100,311,550	79,625,327
Appropriations to statutory common welfare fund	33	50,237,710	39,812,662	50,155,775	39,812,662
Profits available for appropriation to shareholders		2,050,188,336	1,484,704,033	2,050,352,206	1,484,704,033
Less: Ordinary share dividend	33	298,480,000	287,000,000	298,480,000	287,000,000
Unappropriated profits at the end of the year		1,751,708,336	1,197,704,033	1,751,872,206	1,197,704,033
SUPPLEMENTAL INFORMATION:					
Effect on changes in accounting treatment of Wei Jian Fei					
– Decrease in total profits	2	230,609,946	204,134,184	230,609,946	204,134,184
– Increase in capital reserves	2	230,609,946	204,134,184	230,609,946	204,134,184

Notes are an integral part of the financial statements.

Company: Yanzhou Coal Mining Company Limited

Legal representative	The person in charge of accountancy work	The person in charge of the accounting department
Mo Li Qi	Wu Yu Xiang	Zhang Bao Cai

For the year ended December 31, 2002

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB
CASH FLOW FROM OPERATING ACTIVITIES					
Cash received from sales of goods or rendering of services		8,564,833,180	7,185,415,721	8,554,804,872	7,185,415,721
Taxes refunded		76,549,371	214,033,232	76,549,371	214,033,232
Other cash received relating to operating activities	45	1,095,669,128	666,944,161	1,093,233,717	666,944,161
SUB-TOTAL OF CASH INFLOWS		9,737,051,679	8,066,393,114	9,724,587,960	8,066,393,114
Cash paid for goods and services		2,507,018,482	2,060,777,762	2,502,928,837	2,060,777,762
Cash paid to and on behalf of employees		1,365,705,578	994,990,361	1,365,615,347	994,990,361
Taxes and surcharges paid		816,698,078	1,096,236,752	813,695,443	1,096,236,752
Other cash paid relating to operating activities	46	2,664,269,943	2,262,708,458	2,659,437,508	2,262,708,458
SUB-TOTAL OF CASH OUTFLOWS		7,353,692,081	6,414,713,333	7,341,677,135	6,414,713,333
NET CASH FLOW FROM OPERATING ACTIVITIES		2,383,359,598	1,651,679,781	2,382,910,825	1,651,679,781
CASH FLOW FROM INVESTING ACTIVITIES					
Cash received from disposal of investments		53,685,273	-	53,685,273	-
Cash received from returns on investment		-	-	651,148	-
Net cash received from disposal of fixed assets and other long-term assets		47,799,358	13,685,621	47,799,358	13,685,621
Cash received from acquisition of a subsidiary		-	1,940,515	-	-
SUB-TOTAL OF CASH INFLOWS		101,484,631	15,626,136	102,135,779	13,685,621
Cash paid to acquire fixed assets and other long-term assets		842,469,768	684,193,133	842,149,469	684,193,133
Cash paid for investments		118,839,365	51,757,724	118,839,365	54,467,627
Cash paid for acquisition of Jining III		-	1,204,133,000	-	1,204,133,000
Cash paid for acquisition of Railway Assets	47	1,282,444,340	-	1,282,444,340	-
Increase in restricted cash		21,760,596	30,000,000	21,760,596	30,000,000
SUB-TOTAL OF CASH OUTFLOWS		2,265,514,069	1,970,083,857	2,265,193,770	1,972,793,760
NET CASH FLOW FROM INVESTING ACTIVITIES		(2,164,029,438)	(1,954,457,721)	(2,163,057,991)	(1,959,108,139)

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB
CASH FLOW FROM FINANCING ACTIVITIES					
Cash received from issue of share capital		–	1,454,803,875	–	1,454,803,875
Cash received from borrowings		1,600,000,000	–	1,600,000,000	–
SUB-TOTAL OF CASH INFLOWS		1,600,000,000	1,454,803,875	1,600,000,000	1,454,803,875
Cash repayment of borrowings		400,000,000	–	400,000,000	–
Cash paid for acquisition of Jining III		636,633,896	636,633,960	636,633,896	636,633,960
Cash paid for distribution of dividends		287,000,000	235,340,000	287,000,000	235,340,000
Dividend paid to minority shareholder by a subsidiary		591,974	–	–	–
Cash paid for interest expenses		75,737,500	–	75,737,500	–
SUB-TOTAL OF CASH OUTFLOWS		1,399,963,370	871,973,960	1,399,371,396	871,973,960
NET CASH FLOW FROM FINANCING ACTIVITIES		200,036,630	582,829,915	200,628,604	582,829,915
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		–	–	–	–
NET INCREASE IN CASH AND CASH EQUIVALENTS		419,366,790	280,051,975	420,481,438	275,401,557

Notes are an integral part of the financial statements.

Company: Yanzhou Coal Mining Company Limited

Legal representative	The person in charge of accountancy work	The person in charge of the accounting department
Mo Li Qi	Wu Yu Xiang	Zhang Bao Cai

	NOTES	The Group December 31, 2002 RMB	The Group December 31, 2001 RMB (Restated)	The Company December 31, 2002 RMB	The Company December 31, 2001 RMB (Restated)
SUPPLEMENTAL INFORMATION:					
RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES					
Net profit		1,003,115,498	796,253,265	1,003,115,498	796,253,265
Add: *Minority interest*		3,064,740	-	-	-
Provision for diminution in value of assets		66,203,577	(26,671,722)	66,203,577	(26,671,722)
Depreciation of fixed assets		869,077,231	811,750,331	869,011,035	811,750,331
Provision for Wei Jian Fei		230,609,946	204,134,184	230,609,946	204,134,184
Amortization of intangible assets and other assets		19,816,651	30,433,568	19,816,651	30,433,568
Losses on disposal of fixed assets and other long-term assets		1,093,362	5,811,569	1,093,362	5,811,569
Decrease (increase) in deferred expenses		487,507	(76,316,068)	487,507	(76,316,068)
Financial expenses		75,737,500	-	75,737,500	-
Loss (profit) on investment		(3,687,968)	-	(7,059,098)	-
Decrease (increase) in inventories		(131,235,706)	(163,450,978)	(137,682,780)	(163,450,978)
Decrease (increase) in operating receivables		162,089,489	19,945,412	169,578,893	19,945,412
Increase (decrease) in operating payables		86,987,771	49,790,220	91,998,734	49,790,220
NET CASH FLOW FROM OPERATING ACTIVITIES		2,383,359,598	1,651,679,781	2,382,910,825	1,651,679,781
NET INCREASE IN CASH AND CASH EQUIVALENTS:					
Cash at the end of the year	48/51(3)	1,544,173,132	1,124,806,342	1,540,637,362	1,120,155,924
Less: Cash at the beginning of the year		1,124,806,342	844,754,367	1,120,155,924	844,754,367
NET INCREASE IN CASH AND CASH EQUIVALENTS		419,366,790	280,051,975	420,481,438	275,401,557

Notes are an integral part of the financial statements.

Company: Yanzhou Coal Mining Company Limited

Legal representative	The person in charge of accountancy work	The person in charge of the accounting department
Mo Li Qi	Wu Yu Xiang	Zhang Bao Cai

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a Sino-foreign joint stock company with limited liability in the People's Republic of China (the "PRC"). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group") and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company's total share capital is RMB2,870,000,000, including RMB1,670,000,000 (representing 58.19% of the total share capital) state legal person shares; RMB1,020,000,000 (representing 35.54% of the total share capital) H Shares and American Depository Shares listed on overseas stock exchange; and RMB180,000,000 (representing 6.27% of the total share capital) A Share listed on domestic stock exchange. Details of Company's share capital are set out in note 30 to the financial statements.

2. CHANGES IN ACCOUNTING TREATMENT OF WEI JIAN FEI AND ITS IMPACT

Prior to 1998, the Company has to accrue for "Wei Jian Fei" based on a rate of RMB6.0 per tonne of coal mined according to (92)Caigongzi No.380 issued by Ministry of Finance. This accrual was included in both production costs and other current liabilities. The amount of Wei Jian Fei was used for payments of production transferral fee and the principal fund to National Coal Industry Administration Bureau and Coal Industry Administration Bureau of Shandong Province. The remaining amount, up to the aggregate amount of the total purchase costs of coal production equipment and the refurnishment cost of the coal mining structures, will be transferred to capital reserves upon completion of construction projects at the year end.

Starting from 1999, the Company was no longer required to pay relevant fees to National Coal Industry Administration Bureau and Coal Industry Administration Bueau of Shandong Province and the depreciation provided is considered adequate for purchase of coal production equipment and renewal of coal mining structures, the Company ceased the accrual of Wei Jian Fei and transferred the balance of RMB161,773,949 to capital reserves.

In year 2002, the relevant authorities raised queries on the ceasation of accrual of Wei Jian Fei. In their opinion, without formal announcement on the abolishment, enterprises should comply with those industry accounting policies and regulations. Since the regulation of accrual of Wei Jian Fei in the Coal Mining Industry is still valid and is currently carried out by the domestic coal mining industry, the Company should resume the accrual for Wei Jian Fei. Therefore, the Company decided to continue to accrue for Wei Juan Fei and restate prior years' financial statements retrospectively.

2. CHANGES IN ACCOUNTING TREATMENT OF WEI JIAN FEI AND ITS IMPACT (Continued)

The effect of prior year adjustments on the opening balances of relevant accounts and of current year's profit and shareholders' equity resulting from the above-mentioned issue are as follows:

	2002	2001		2000	
	Increase (decrease)	As previously reported	As restated	As previously reported	As restated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance sheet					
Capital reserves	230,610	3,711,033	4,223,911	2,526,229	2,834,973
Surplus reserves	(34,592)	508,644	431,712	358,586	312,274
Unappropriated profits	(196,018)	1,633,650	1,197,704	1,070,321	807,889
Shareholders' equity	–	8,723,327	8,723,327	6,555,136	6,555,136
Statement of income and profits appropriation					
Cost of major operations	230,610	2,812,584	3,016,718	1,983,520	2,148,257
Net profit	(230,610)	1,000,387	796,253	738,986	574,249
Unappropriated profits at the beginning of the year	–	1,070,321	807,889	677,523	555,117
Appropriations to statutory common reserve fund	(23,061)	100,039	79,625	73,899	57,425
Appropriations to statutory common welfare fund	(11,531)	50,019	39,813	36,949	28,712

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system

The Company adopts the "Accounting Standards for Business Enterprises", "Accounting System for Business Enterprises" and the supplementary regulations thereto.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

Reporting currency

The recording currency of the Company is Renminbi.

Basis of accounting and principle of measurement

The Company adopts the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange ("market exchange rate") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. Exchange gains or losses incurred on a specific borrowing for the acquisition or construction of a fixed asset are capitalized as part of the cost of fixed asset; other exchange gains or losses are dealt with as finance costs.

Cash equivalents

Cash equivalents are short-term, highly liquid investments of maturities within 3 months that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Accounting for bad sebts

1) Criteria for recognition of bad debts

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures;

The irrecoverable amount of a debtor who has deceased and has insufficient estate to repay;

The amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

2) Accounting treatment for bad debt losses

Bad debt is accounted for using allowance method and provided according to the recoverability of receivables at the year-end. The appropriate percentages of provision for bad debts relating to significant receivable accounts are reasonably determined based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis.

Bad debt provision is estimated according to closing balance of accounts receivable (excluding amounts due from related parties) and other receivables (excluding amounts due from related parties and deposit on packaging materials for long-term use) as follows:

Age of Receivables	Percentage of bad debt provision
Within 1 year (including 1 year)	4%
1 – 2 years	30%
2 – 3 years	50%
Over 3 years	100%

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of convention and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, work in progress and finished goods.

Inventories are accounted for using actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. Where the net realizable value is lower than the cost, the difference is recognized as provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid are accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investment is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Long-term investments

(1) Accounting treatment for long-term investments

A long-term investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Long-term investments (Continued)

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed out of accumulated net profits of the investee enterprise that arose after the investment has been made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

When the equity method is adopted, the investment income for current period is recognized according to its attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company's attributable share of profits over the share of unrecognized losses.

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the Company and its share of owners' equity of the investee enterprise is accounted for as equity investment difference and amortised on a straight-line basis over the investment period and charged to the income statement accordingly.

(2) Impairment of long-term investments

If the recoverable amount of any long-term investment is lower than the carrying amount of that investment as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an investment loss in the current period.

Recognition of recoverable amount

The recoverable amount refers to the higher of net selling price of assets and the present value of the estimated future cash flows expected to arise from the continuing use of the assets and from its disposal at the end of its useful life. Net selling price refers to the selling price of the asset less relevant expenses and taxes incurred for the sales of the asset.

Fixed assets and depreciation

Fixed assets are tangible assets that are (a) held for use in the production or supply of goods or services, for rental to others, or for administrative purposes; (b) have useful life more than one year; and (c) have relatively high unit price.

Fixed assets are stated at cost or valuation upon the restructuring. Except for mining structures, which are depreciated using the production volume method, depreciation is provided over their useful lives from the month after they are put into use using the straight-line method with estimated residual value of 3% on cost. The useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Useful life	Annual depreciation rate
Buildings	15 – 30 years	3.23 – 6.47%
Railway structure	15 – 25 years	3.88 – 6.47%
Plant, machinery and equipment	5 – 15 years	6.47 – 19.40%
Transportation equipment	6 – 9 years	10.78 – 16.17%

Depreciation of mining structures is provided using production volume method at RMB 2.5 per tonne of raw coal mined.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Impairment loss provision for fixed assets

At the end of each period, the Company determines whether a provision should be made for impairment loss on a fixed asset by considering the indications that an impairment loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, a provision for impairment loss on fixed asset is made for the difference.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction.

Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use. No depreciation is provided for fixed assets under construction.

Where the work on a fixed asset under construction has been suspended for a long period of time and is not expected to re-commence within three years; or it is technically and physically obsolete and its economic benefits to the Company is uncertain; or there are other evidences indicating a decline in value on the fixed asset under construction, an impairment loss provision is made at the shortfall of the recoverable amount of the fixed asset under construction over its carrying amount.

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life of 20 years since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years.

Provision for impairment loss on intangible assets

At the end of each period, the Company determines whether a provision should be made for impairment loss on an intangible asset by considering the indications that an impairment loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, a provision for impairment loss on intangible asset is made for the difference.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Provision

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1) that obligation is a present obligation of the Company;

(2) it is probable that an outflow of economic benefits from the Company will be required to settle the obligation; and

(3) a reliable estimate can be made of the amount of the obligation.

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred on a specific borrowing for the acquisition or construction of a fixed asset, are capitalized as the cost of the fixed asset to the extent they are incurred before the fixed asset has reached working condition for its intended use if the conditions for capitalisation are met. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

Revenue recognition

Revenue from sales of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, it retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the economic benefits associated with the transaction will flow to the Company, and the relevant amount of revenue and costs can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method; revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income is measured based on the length of time for which the enterprise's cash is used by others and the applicable interest rate.

Subsidy income

Subsidy income is recognized when grants are actually received.

Income taxes

Income taxes is provided under tax payable method. The income tax provision is calculated based on the accounting profit for the year as adjusted in accordance with the relevant tax laws.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Basis of consolidation

(1) Principle for consolidation scope recognition

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or which the Company controls its operating activities through other method.

(2) Accounting for consolidation

The accounting policies used by subsidiaries conform with those used by the Company.

The operating results of subsidiaries during the year are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Equity and interest of minority shareholders are disclosed in the consolidated financial statements separately.

4. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

The calculation method of "Payment first and refund afterwards" was adopted for calculation of the VAT refund on coal products export before January 1, 2002. From January 1, 2002 onwards, the calculation method has been changed to "Exemption, counteract and refund" in accordance with Caishui [2002] No.7. The tax refund rate on export sales of coal products is 13%.

Business tax

Business tax is paid at the applicable tax rate of the corresponding revenue and the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Resource tax is calculated and paid at the amount of RMB 1.20 per tonne of raw coal sold and consumed in clean coal production.

City construction tax & Education fee

Although the Company was changed to a sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the reply letter to Yanzhou Coal Mining Co., Ltd issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

4. TAXES (Continued)

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessment income of the Company.

The Company and Yankuang Group pay income tax and VAT separately to tax bureau since July 2001. In the past, they paid income tax and VAT jointly.

5. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARY

The Company owns the following subsidiary:

Name	Registered capital	Investment amount and percentage of equity interest		Consolidated or not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan Trade")	RMB2,100,000	RMB2,710,000	52.38%	Yes

Nature of business of Zhongyan Trade: International trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

The above subsidiary is included in the consolidated financial statements since it was acquired by the Company on December 31, 2001.

All the notes to the financial statements are applicable to consolidated financial statements, except for note 51 which is only applicable to the Company.

6. BANK BALANCES AND CASH

	December 31, 2002			December 31, 2001		
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	–	–	311,649	–	–	403,264
Cash in bank						
RMB	–	–	544,649,269	–	–	217,551,797
USD	117,994,555	8.2773	976,676,330	92,381,985	8.2766	764,608,737
EUR	76,655	8.6360	661,993	–	–	–
HKD	64,592,801	1.0611	68,539,421	162,398,500	1.0606	172,239,849
Other monetary assets						
RMB	–	–	5,095,066	–	–	2,695
			1,595,933,728			1,154,806,342

7. CURRENT INVESTMENTS

	December 31, 2002			December 31, 2001		
	Cost RMB	Provision RMB	Net book value RMB	Cost RMB	Provision RMB	Net book value RMB
Investments in bonds						
– National bonds	88,702,100	–	88,702,100	49,997,305	–	49,997,305

On December 31, 2002 and 2001, the market value of the national bonds were RMB87,847,200 and RMB49,897,359, respectively. Since there is no significant difference between the market value and the carrying amount, no provision for impairment loss is made.

The above market value is made reference to the closing price quoted on stock exchange on December 31, 2002 and 2001.

8. NOTES RECEIVABLE

	December 31, 2002 RMB	December 31,2001 RMB
Bank acceptance bills	234,521,923	155,883,666
Commercial acceptance bills	5,452,300	–
	239,974,223	155,883,666

9. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	December 31, 2002				December 31, 2001			
Aging	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	504,683,920	78	20,176,674	484,507,246	488,709,197	80	15,863,684	472,845,513
1 to 2 years	99,632,835	15	29,887,980	69,744,855	105,443,312	17	31,632,994	73,810,318
2 to 3 years	38,388,185	6	19,194,093	19,194,092	8,258,014	2	4,129,007	4,129,007
Over 3 years	6,824,655	1	6,824,655	–	6,238,603	1	6,238,603	–
Total	649,529,595	100	76,083,402	573,446,193	608,649,126	100	57,864,288	550,784,838

9. ACCOUNTS RECEIVABLE (Continued)

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in accounts receivable balance
333,651,193	51%

See note 50 for accounts receivable from shareholders of the Company holding more than 5% of the total shares of the Company.

10. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

	December 31, 2002				December 31, 2001			
Aging	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	183,629,621	81	135,725	183,493,896	338,081,783	84	201,158	337,880,625
1 to 2 years	31,234,251	14	1,176,619	30,057,632	55,053,503	14	1,654,397	53,399,106
2 to 3 years	9,156,961	4	1,896,615	7,260,346	8,715,043	2	652,654	8,062,389
Over 3 years	2,659,824	1	329,912	2,329,912	1,777,582	–	–	1,777,582
Total	226,680,657	100	3,538,871	223,141,786	403,627,911	100	2,508,209	401,119,702

The balances with aging over 2 years are mainly deposits paid for purchase of packing materials of steel and other raw materials. The Group has not settled the balances with these suppliers since the deposits are in roll-over uses.

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in other receivables balance
62,143,414	27%

See note 50 for others receivables from shareholders of the Company holding more than 5% of the total shares of the Company.

11. PROVISION FOR BAD DEBTS

	Amount RMB
Opening balance	60,372,497
Provision for the year	66,203,577
Written-off for the year	(46,953,801)
Closing balance	79,622,273

Pursuant to the minutes of Board of Directors, the Company has written off bad debts of RMB46,953,801, including RMB19,341,635 due to death or bankruptcy of debtors and RMB27,612,166 due to business fraud or lack of ability to repay.

12. PREPAYMENTS

The aging analysis of the prepayments is as follows:

Aging	December 31, 2002 RMB	%	December 31, 2001 RMB	%
Within 1 year	113,227,188	77	60,195,238	68
1 to 2 years	27,936,386	19	22,936,739	26
2 to 3 years	5,176,057	4	5,033,455	6
Over 3 years	–	–	–	–
Total	146,339,631	100	88,165,432	100

The balances with aging over 2 years are mainly the prepayments for the purchases of spare parts and materials. As disputes on quality or price exist between the Company and the suppliers, the amount has not yet been settled and has not yet off set with corresponding accounts payables.

Balances of the 5 largest debtors are as follows:

Total amount of the 5 largest debtors RMB	Percentage in prepayments balance
73,477,119	50%

See note 50 for the prepayments to shareholders of the Company holding more than 5% of the total shares of the Company.

13. SUBSIDIES RECEIVABLE

The closing balance of subsidies receivable represents export tax refund receivable in respect for the export sales of the year 2001 which has not been received.

14. INVENTORIES

	December 31, 2002			December 31, 2001		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	309,246,183	-	309,246,183	269,510,049	-	269,510,049
Finished goods	267,333,120	-	267,333,120	170,372,249	-	170,372,249
	576,579,303	-	576,579,303	439,882,298	-	439,882,298

15. DEFERRED EXPENSES

	December 31, 2002 RMB	December 31, 2001 RMB
Harbour transportation fee	110,560,888	111,048,395

16. LONG-TERM EQUITY INVESTMENTS

Other equity investment

	January 1, 2002					December 31, 2002			
Name of investee	Investment amount RMB	Provision RMB	Net book value RMB	Addition RMB	Disposal RMB	Investment amount RMB	Provision RMB	Net book value RMB	%
Jiangsu Lianyungang Port Co., Ltd.	1,760,419	-	1,760,419	-	-	1,760,419	-	1,760,419	1
Shenergy Company Limited	-	-	-	30,137,265	-	30,137,265	-	30,137,265	0.42
	1,760,419	-	1,760,419	30,137,265	-	31,897,684	-	31,897,684	

Note: The Company acquired 14,882,600 legal person shares of Shenergy Company Limited at RMB4.05 per share for a total of RMB60,274,530 during the year. The Company has paid RMB30,137,265 in advance, which represents 50% of the total consideration. According to the acquisition agreement, the Company will settle the remaining amount in 2003. The legal title of the shares has not been transferred to the Company at the balance sheet date.

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Buildings RMB	Mining structure RMB	Railway structure RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost						
At January 1, 2002	1,906,283,061	3,560,418,752	–	6,059,102,103	176,248,125	11,702,052,041
Additions on acquisition of Railway Assets	60,525,682	–	870,600,760	120,889,916	51,993,303	1,104,009,661
Additions	7,363,186	–	–	432,499,737	10,847,352	450,710,275
Transfer from fixed assets under construction	91,559,960	89,745,192	–	267,645,530	84,399,929	533,350,611
Disposals	(12,072,367)	–	–	(131,488,462)	(13,764,790)	(157,325,619)
At December 31, 2002	2,053,659,522	3,650,163,944	870,600,760	6,748,648,824	309,723,919	13,632,796,969
Accumulated depreciation						
At January 1, 2002	628,226,359	1,208,228,327	–	2,561,133,573	95,397,635	4,492,985,894
Additions on acquisition of Railway Assets	12,516,635	–	149,897,088	32,501,455	32,233,661	227,148,839
Provided for the year	100,921,330	96,087,478	52,285,656	583,845,752	35,937,015	869,077,231
Eliminated on disposals	(5,227,295)	–	–	(96,134,981)	(7,070,623)	(108,432,899)
At December 31, 2002	736,437,029	1,304,315,805	202,182,744	3,081,345,799	156,497,688	5,480,779,065
Net book value						
At January 1, 2002	1,278,056,702	2,352,190,425	–	3,497,968,530	80,850,490	7,209,066,147
At December 31, 2002	1,317,222,493	2,345,848,139	668,418,016	3,667,303,025	153,226,231	8,152,017,904

18. MATERIALS FOR CONSTRUCTING FIXED ASSETS

Category	December 31, 2002 RMB	December 31, 2001 RMB
Materials for constructing fixed assets	1,899,659	1,697,068

19. FIXED ASSETS UNDER CONSTRUCTION

Category	At January 1, 2002 RMB	Addition RMB	Addition on acquisition of Railway Assets RMB	Transfers upon completion RMB	At December 31, 2002 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	97,066,091	285,670,143	-	(284,522,349)	98,213,885	157,500,000	62	internally generated fund
Buildings under construction	165,665,703	74,897,650	518,930	(240,024,306)	1,057,977	1,200,000	88	internally generated fund
Others	6,259,742	26,295,109	-	(8,803,956)	23,750,895	40,500,000	59	internally generated fund
Total	268,991,536	386,862,902	518,930	(533,350,611)	123,022,757	199,200,000		

No interest was capitalized for the year.

20. INTANGIBLE ASSETS

Category	Original amount RMB	At January 1, 2002 RMB	Addition RMB	Addition on acquisition of Railway Assets RMB	Amortization for the year RMB	Accumulated amortization RMB	At December 31, 2002 RMB	Remaining amortization period
Land use rights	310,242,143	284,833,859	-	-	(6,278,386)	(31,686,670)	278,555,473	44 years and 11 months
Land use rights of Jining III	88,928,996	87,186,161	-	-	(1,814,325)	(3,557,160)	85,371,836	48 years
Mining rights of Jining III	132,478,800	125,854,760	-	-	(6,623,940)	(13,247,980)	119,230,820	18 years
Land use rights of Railway Assets	259,378,500	-	-	259,378,500	(5,100,000)	(5,100,000)	254,278,500	49 years
Goodwill	40,000,000	-	40,000,000	-	-	-	40,000,000	10 years
	831,028,439	497,874,780	40,000,000	259,378,500	(19,816,651)	(53,591,810)	777,436,629	

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. At December 31, 2002, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Center with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

20. INTANGIBLE ASSETS (Continued)

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition. According to the "Railway Assets Acquisition Agreement", if the Railway Assets' actual transportation capacity reaches 25,000,000 tonnes for the year 2002, the Company will pay an extra RMB 40,000,000, details of which are set out in note 50(5)(b). Goodwill is amortized over 10 years.

21. NOTES PAYABLE

	December 31, 2002 RMB	December 31, 2001 RMB
Commercial acceptance bills	–	60,000,000
Bank acceptance bills (note 48)	108,001,674	215,860,000
	108,001,674	275,860,000
Notes payable due within one year	108,001,674	275,860,000

See note 50 for notes payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

22. ACCOUNTS PAYABLE

See note 50 for accounts payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

23. ADVANCE FROM CUSTOMERS

See note 50 for amounts advanced from shareholders of the Company holding more than 5% of the total shares of the Company.

24. DIVIDENDS PAYABLE

	December 31, 2002 RMB	December 31, 2001 RMB
Yankuang Group	173,680,000	167,000,000
Shareholders of H Share	106,080,000	102,000,000
Shareholders of A Share	18,720,000	18,000,000
	298,480,000	287,000,000

25. TAXES PAYABLE

	December 31, 2002 RMB	December 31, 2001 RMB
Income tax	56,866,726	50,018,758
Value added tax	43,268,288	19,961,601
City construction tax	49,177,153	8,452,626
Others	56,827,775	25,989,944
	206,139,942	104,422,929

26. OTHER PAYABLES

See note 50 for other payables due to shareholders of the Company holding more than 5% of the total shares of the Company.

27. PROVISION

Category	At January 1, 2002 RMB	Accrual for the year RMB	Payment for the year RMB	At December 31, 2002 RMB
Land subsidence, restoration, rehabilitation and environmental costs	120,196,012	238,296,944	(275,449,009)	83,043,947

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by management based on their past experience and estimation on future expenditure and accrued on a certain ratio of raw coal mined. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

28. LONG-TERM PAYABLE AND LONG-TERM PAYABLE DUE WITHIN ONE YEAR

	December 31, 2002 RMB	December 31, 2001 RMB
Long-term payable due within one year	13,247,800	636,633,816
Long-term payable	92,735,160	105,983,040
	105,982,960	742,616,856

The above balances represent the remaining balance of payable to Yankuang Group for acquisition of Jining III and related mining rights, details of which are set out in note 50(5)(c).

29. LONG-TERM LOAN

Lender	December 31, 2002 RMB	January 1, 2002 RMB	Period	Annual Intet Rate	Condition for Loan
Bank of China	1,200,000,000	-	96 Months	6.21%	Guaranteed by Yankuang Group

On January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from the Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable by instalments over a period of 96 months, whereas the first 2 years of which is grace period. According to the agreement, interests are payable on quarterly basis and principal will be paid in 6 instalments of RMB200 million each time, i.e. on August 25, of each year from year 2004 to 2008 and on January 4, 2010 for the last time.

30. SHARE CAPITAL

Changes in share capital from January 1, 2002 to December 31, 2002 are as follows:

	January 1, and December 31, 2002 RMB	%
Shares not listed for public dealings		
Subscriber shares		
– State legal person shares	1,670,000,000	58.19
Shares listed for public dealings		
Ordinary shares listed on a domestic stock exchange (A shares)	180,000,000	6.27
Ordinary shares listed on an overseas stock exchange (H shares)	1,020,000,000	35.54
Total shares listed for public dealings	1,200,000,000	41.81
Total share capital	2,870,000,000	100.00

30. SHARE CAPITAL (Continued)

Changes in share capital from January 1, 2001 to December 31, 2001 are as follows:

	January 1, 2002		Issue new shares	December 31, 2002	
	RMB	%	RMB	RMB	%
Shares not listed for public dealings					
Subscriber shares					
– State legal person shares	1,670,000,000	58.19	–	1,670,000,000	64.23
Shares listed for public dealings					
Ordinary shares listed on a domestic stock exchange (A shares)	180,000,000	6.27	100,000,000	80,000,000	3.08
Ordinary shares listed on overseas stock exchange (H shares)	1,020,000,000	35.54	170,000,000	850,000,000	32.69
Total shares listed for public dealings	1,200,000,000	41.81	270,000,000	930,000,000	35.77
Total share capital	2,870,000,000	100.00	270,000,000	2,600,000,000	100.00

Each share has a par value of RMB 1. The share capital has been verified by Deloitte Touche Tohmatsu CPA (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439 , capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040.

31. CAPITAL RESERVES

Changes in capital reserves from January 1, 2002 to December 31, 2002 are as follows:

	Share premium	Transfer from Wei Jian Fei (Note)	Total
	RMB	RMB	RMB
At January 1, 2002	3,549,258,855	674,652,539	4,223,911,394
Addition	–	230,609,946	230,609,946
At December 31, 2002	3,549,258,855	905,262,485	4,454,521,340

31. CAPITAL RESERVES (Continued)

Changes in capital reserves from January 1, 2001 to December 31, 2001 are as follows:

	Share premium RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
Balance at January 1, 2001			
(As previously reported)	2,364,454,980	161,773,949	2,526,228,929
Prior year adjustment (note 2)	–	308,744,406	308,744,406
Balance at January 1, 2001 (As restated)	2,364,454,980	470,518,355	2,834,973,335
Addition (As previously reported)	1,184,803,875	–	1,184,803,875
Adjustment on addition (note 2)	–	204,134,184	204,134,184
Addition (As restated)	1,184,803,875	204,134,184	1,388,938,059
Balance at December 31, 2001			
(As previously reported)	3,549,258,855	161,773,949	3,711,032,804
Balance at December 31, 2001 (As restated)	3,549,258,855	674,652,539	4,223,911,394

Note: As stated in note 2, the Company should accrue at RMB6 per tonne of raw coal mined every year as Wei Jian Fei, which is recorded in cost of sales and capital reserves.

Pursuant to relevant regulations, this capital reserve can only be used for the future development of the coal mining business.

32. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2002 to December 31, 2002 are as follows:

	Statutory, common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2002	287,808,101	143,904,051	431,712,152
Additions	100,393,485	50,237,710	150,631,195
At December 31, 2002	388,201,586	194,141,761	582,343,347

32. SURPLUS RESERVES (Continued)

Changes in surplus reserves from January 1, 2001 to December 31, 2001 are as follows:

	Statutory, common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
Balance at January 1, 2001 (As previously reported)	239,057,215	119,528,609	358,585,824
Prior year adjustment (note 2)	(30,874,441)	(15,437,220)	(46,311,661)
Balance at January 1, 2001 (As restated)	208,182,774	104,091,389	312,274,163
Addition (As previously reported)	100,038,745	50,019,371	150,058,116
Adjustment on addition (note 2)	(20,413,418)	(10,206,709)	(30,620,127)
Addition (As restated)	79,625,327	39,812,662	119,437,989
Balance at December 31, 2001 (As previously reported)	339,095,960	169,547,980	508,643,940
Balance at December 31, 2001 (As restated)	287,808,101	143,904,051	431,712,152

Note: The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital. The statutory common welfare fund can be used for the welfare of the staff and workers of the Company.

33. UNAPPROPRIATED PROFITS

	December 31, 2002 RMB	December 31, 2001 RMB
Unappropriated profits at the beginning of the year (As previously reported)	**1,633,650,835**	1,070,321,502
Less: Retrospective adjustment for changes in accounting treatment of Wei Jian Fei (Note 2)	**435,946,802**	262,432,745
Unappropriated profits at the beginning of the year (As restated)	**1,197,704,033**	807,888,757
Add: Net income for the year (As previously reported)	**1,003,115,498**	1,000,387,449
Less: Retrospective adjustment for changes in accounting treatment of Wei Jian Fei (Note 2)	–	204,134,184
Net income for the year (As restated)	**1,003,115,498**	796,253,265
Less: Appropriations to statutory common reserve fund (As restated) (Note i)	**100,311,550**	79,625,327
Appropriations to statutory common welfare fund (As restated) (Note ii)	**50,155,775**	39,812,662
Appropriations to statutory common reserve fund of the subsidiary (Note iii)	**81,935**	–
Appropriations to statutory common welfare fund of the subsidiary (Note iii)	**81,935**	–
Proposed dividend (Note iv)	**298,480,000**	287,000,000
Unappropriated profits at the end of the year	**1,751,708,336**	1,197,704,033

33. UNAPPROPRIATED PROFITS (Continued)

Notes (i) Appropriations to statutory common reserve fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, 10% of its net profit is appropriated as statutory common reserve fund.

Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company's registered capital.

Notes (ii) Appropriations to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, the Board of Directors proposed to appropriate 5% of the current year's net profit as statutory common welfare fund.

Note (iii) Appropriations to statutory common reserve fund and statutory common welfare fund of the subsidiary

Statutory common reserve fund and statutory common welfare fund of the subsidiary are appropriated on the preparation of consolidation financial statement.

Note (iv) Proposed dividend

Pursuant to relevant regulations, companies that issue H shares should appropriate dividend proposed based on profit available for appropriation listed on the audited financial statements prepared under accounting standards in the People's Republic of China or International Financial Reporting Standards ("IFRS"), whichever is the lesser.

According to the minute of directors dated April 11, 2003, proposed dividend for year 2002 is RMB 1.04 per ten shares, based on the total issued shares of 2,870,000,000 (each share with a par value of RMB 1). The declaration and payment of the final dividend need to be approved by the shareholders' meeting of the Company.

34. REVENUE FROM MAJOR OPERATIONS

	2002 RMB	2001 RMB
Revenue from domestic sales of coal products	4,008,864,774	3,133,402,455
Revenue from export sales of coal products	3,899,061,202	3,335,950,500
Revenue from railway transportation services	147,332,930	–
	8,055,258,906	6,469,352,955

Total amount of the 5 largest customers RMB	Percentage in total revenue %
1,505,313,788	19

The Company exports its coal through China National Coal Industry Import and Export Corporation, China National Minerals Import and Export Co., Ltd and Shanxi Coal Import and Export Group Corp. Currently, the Company does not have direct export rights, and has to export coals through import and export companies. The final decision on customer selection of the Company's export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers, all of whom are domestic customers.

35. COST OF MAJOR OPERATIONS

	2002 RMB	2001 RMB
Cost of sales of coal products	3,540,520,892	3,016,717,921
Cost of the railway transportation services	52,990,246	–
	3,593,511,138	3,016,717,921

Analysis of cost of sales of coal products is as follows:

	2002 RMB	2001 RMB
Materials	744,556,976	643,664,001
Wages	663,219,828	501,922,677
Employee benefits	82,970,676	70,279,150
Electricity	275,828,859	218,579,179
Depreciation	794,423,499	784,477,818
Land subsidence, restoration, rehabilitation and environmental costs	232,030,188	210,938,657
Repairs	340,633,532	276,790,599
Others	176,247,388	105,931,656
Subtotal	3,309,910,946	2,812,583,737
Wei Jian Fei	230,609,946	204,134,184
Total	3,540,520,892	3,016,717,921

36. SALES TAXES AND SURCHARGES

	2002 RMB	2001 RMB
Business tax	4,419,988	–
City construction tax	63,914,620	41,546,945
Education fee	27,426,892	17,805,834
Resource tax	44,711,641	40,351,262
	140,473,141	99,704,041

37. PROFIT FROM OTHER OPERATIONS

	2002 RMB	2001 RMB
Sales of raw materials		
– Sales	521,801,637	393,135,657
– Cost of sales	500,524,833	374,168,548
	21,276,804	18,967,109
Others		
– Income	62,888,946	37,654,873
– Cost	54,012,529	30,138,653
	8,876,417	7,516,220
	30,153,221	26,483,329

38. OPERATING EXPENSES

	2002 RMB	2001 RMB
Selling expense of domestic sales of coal products	525,997,969	415,120,973
Selling expense of export sales of coal products	1,032,416,088	1,078,518,000
Others	89,033,211	57,970,396
	1,647,447,268	1,551,609,369

39. FINANCIAL EXPENSES

	2002 RMB	2001 RMB
Interest expenses	75,737,500	1,923,500
Less: interest income	28,736,909	39,863,039
Others	2,560,585	3,106,274
	49,561,176	(34,833,265)

40. INVESTMENT INCOME

	2002 RMB	2001 RMB
Gain on debt investment	3,687,968	–

41. SUBSIDY INCOME

The amount represents subsidies granted to the Company on its export sales which were received during the year.

42. NON-OPERATING INCOME

	2002 RMB	2001 RMB
Gain on disposal of fixed assets	8,203,377	7,446,513
Others	370,389	433,693
	8,573,766	7,880,206

43. NON-OPERATING EXPENSES

	2002 RMB	2001 RMB
Loss on disposal of fixed assets	9,296,739	13,258,082
Donations	528,060	457,186
Fines	2,933,795	758,420
Others	9,085,587	2,338,375
	21,844,181	16,812,063

44. INCOME TAXES

	2002 RMB	2001 RMB
Income taxes of the Company	523,566,759	391,487,645
Income taxes of the subsidiary	967,462	–
	524,534,221	391,487,645

45. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	2002 RMB
Other operating income	584,690,583
Interest income	28,736,909
Others	482,241,636
Total	1,095,669,128

46. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	2002 RMB
Amounts paid in cash for operating expenses and administrative expenses	2,094,624,554
Other operating expenses	554,537,362
Others	15,108,027
Total	2,664,269,943

47. CASH PAID FOR ACQUISITION OF RAILWAY ASSETS

	RMB
Bank balances and cash	141,575
Accounts receivable	4,585,587
Other receivables	132,632,303
Inventories	5,461,299
Fixed assets	877,379,752
Intangible assets (Land use right)	259,378,500
Accounts payable	(30,857,417)
Other payables	(6,135,684)
Total net assets (See note 50(5)(b))	1,242,585,915
Consideration paid on acquisition (See note 50(5)(b))	1,242,585,915
Additional cash paid for acquisition of Railway Assets	40,000,000
Less: Bank balances and cash acquired	(141,575)
Net cash paid for acquisition of Railway Assets	1,282,444,340

The above consideration has been paid to Yankuang Group in the current year.

48. CASH AND CASH EQUIVALENTS

	December 31, 2002 RMB	December 31, 2001 RMB
Bank balances and cash	1,595,933,728	1,154,806,342
Less: Restricted cash (Note)	51,760,596	30,000,000
	1,544,173,132	1,124,806,342

Note: At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure bank acceptance bills and letters of credit.

49. SEGMENT INFORMATION

Item	Coal Mining Business 2002	Railway Transportation Business 2002	Inter-segment elimination 2002	Unallocated Items 2002	Total 2002
1. Operating Revenue					
External	7,907,925,976	147,332,930	–	–	8,055,258,906
Inter-segment	–	386,823,130	(386,823,130)	–	–
Total	7,907,925,976	534,156,060	(386,823,130)	–	8,055,258,906
2. Cost Of Sales					
External	3,540,520,892	52,990,246	–	–	3,593,511,138
Inter-segment	–	139,126,078	(139,126,078)	–	–
Total	3,540,520,892	192,116,324	(139,126,078)	–	3,593,511,138
3. Total Operating Expenses	2,842,401,049	70,548,063	(247,697,052)	276,355,774	2,941,607,834
4. Total Operating Profit	1,525,004,035	271,491,673	–	(276,355,774)	1,520,139,934
5. Total Assets	9,969,328,750	1,162,372,071	–	1,851,847,542	12,983,548,363
6. Total Liabilities	1,380,691,443	55,999,440	–	1,883,348,008	3,320,038,891

50. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status Representative
Yankuang Group	40 Fu Shan Road Zoucheng City, Shandong	Industry Processing	Major shareholder	State-owned	Zhao Jing Che
Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International Trade	Subsidiary	Limited	Shao Hua Zhen

(2) For the related parties where a control relationship exists, the registered capital and the changes therein are as follows:

	December 31, 2001 and 2002 RMB
Yankuang Group	3,090,336,000
Zhongyan Trade	2,100,000

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

	December 31, 2001 and 2002	
	RMB	%
Yankuang Group	1,670,000,000	58.19
Zhongyan Trade	1,000,000	52.38

(4) Nature of relationship with related parties where a control relationship does not exist:

Name of related parties	Relationship with the Company
Zoucheng Nanmei Shipping Co. Ltd.	Common key management members

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(5) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) The transactions between the Company and the subsidiary which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b) Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Yankuang Group the assets of the special purpose coal railway transportation business ("Railway Assets") at the consideration of approximately RMB1,242,590,000 according to "Railway Assets Acquisition Agreement" signed with Yankuang Group. When the Railway Assets' actual capacity reaches the targets quoted in the agreement, the additional payment would be as follows:

A If the Railway Assets' actual capacity reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

B. If the Railway Assets' actual capacity reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

C. If the Railway Assets' actual capacity reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

The total consideration for acquiring Railway Assets should be paid in cash in the following five installments:

1) The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2) The remaining balance of RMB83,030,000 has been paid before June 30, 2002;

3) The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

4) The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5) The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

By December 31, 2002, the Company had paid off the above consideration of RMB1,242,590,000. In addition, the Railway Assets' actual capacity has reached approximately 27,000,000 tonnes for the year ended December 31, 2002 and an extra RMB40,000,000 was paid to Yankuang Group according to the agreement above-mentioned.

The consideration for the acquisition is determined according to revaluated price.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(5) Significant transactions entered with the Company and above-mentioned related parties in current year: (Continued)

(c) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the "Agreement for Acquisition of Jining III" signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By the end of December 31, 2002, the Company had paid RMB2,477,396,000 to Yankaung Group for the above acquisition including the consideration of RMB2,450,900,000 and the mining rights of RMB26,496,000. The payment made during this year is RMB636,633,000 including the consideration of RMB623,385,000 and the mining rights of RMB13,248,000.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten yeas by equal instalments before December 31 of each year commencing from year 2001. The Company should pay the mining rights of RMB13,248,000 as the third instalment before December 31, 2003.

The consideration for the acquisition is determined according to revaluation price.

(d) Sales and purchases

	2002 RMB'000	2001 RMB'000
SALES AND SERVICE PROVIDED		
Sales of coal – Zoucheng Nanmei Shipping Co., Ltd.	37,693	35,440
– Yankuang Group	110,403	73,675
Subtotal	148,096	109,115
Railway transportation services income		
– Yankuang Group	496	–
Public utilities and facilities income		
– Yankuang Group	5,000	5,810
Gain on sales of material and spare parts		
– Yankuang Group	12,385	11,586
	165,977	126,511
PURCHASES		
Yankuang Group	409,117	143,213

The price of the above transaction is determined according to market price or negotiated price.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(5) Significant transactions entered with the Company and above-mentioned related parties in current year: (Continued)

(e) Amount due to or from related parties

Account	Company	December 31, 2002 RMB	December 31, 2001 RMB
Accounts receivable	Yankuang Group	10,491,800	12,416,512
Other receivables	Yankuang Group	54,484,900	160,504,483
Prepayments	Yankuang Group	12,125,593	26,547,580
		77,102,293	199,468,575
Notes payable	Yankuang Group	7,020,000	160,000,000
Accounts payable	Yankuang Group	55,433,118	33,456,343
Advance from customers	Yankuang Group	15,355,725	–
Other payables	Yankuang Group	262,964,418	29,308,749
Long-term payable due within one year	Yankuang Group	13,247,800	636,633,816
Long-term payables	Yankuang Group	92,735,160	105,983,040
		446,756,221	965,381,948

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(5) Significant transactions entered with the Company and above-mentioned related parties in current year: (Continued)

(f) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount included as expenses of the Company for the year ended December 31, 2002 and 2001 are RMB437,677,000 and RMB347,145,000 respectively.

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiary of Yankuang Group provided the following services and charged related service fees during the year:

	2002 RMB'000	2001 RMB'000
Repairs and maintenance	239,297	207,550
Technical support and training fee	15,130	15,130
Mining rights fees	12,980	12,980
Public utilities expenses	1,350	600
Road transportation fee	33,208	6,302
Gases and eructate expenses	11,970	11,020
Buildings management fee	37,200	30,970
Children tuition fee	16,600	13,320
Railway transportation fee	–	248,876
Others	17,330	14,230
Total	385,065	560,978

The price of the transaction is determined according to market price or negotiated price.

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year ended December 31, 2002 and 2001 are RMB1,918,814 and RMB1,341,265, respectively.

(4) During the year 2002 and 2001, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

51. NOTES TO THE COMPANY'S FINANCIAL STATEMENTS

(1) Long-term equity investments – The Company

	December 31, 2002			December 31, 2001		
	Investment amount RMB	Provision RMB	Net book value RMB	Investment amount RMB	Provision RMB	Net book value RMB
Investment in subsidiary	4,774,406	–	4,774,406	2,709,903	–	2,709,903
Investment in other equity	31,897,684	–	31,897,684	1,760,419	–	1,760,419
	36,672,090	–	36,672,090	4,470,322	–	4,470,322

(a) Details of investments on subsidiary are as follows:

	Investment amount January 1 and December 31, 2002 RMB	January 1, 2002 RMB	Profit and loss adjustment		December 31, 2002 RMB	Net book value	
			Addition of equity RMB	Cash dividend of this year RMB		January 1, 2002 RMB	December 31, 2002 RMB
Zhangyan Trade	2,709,903	–	3,371,130	(1,306,627)	2,064,503	2,709,903	4,774,406

(b) Details of other equity investments see note 16.

(2) Investment profit – The Company

	2002 RMB	2001 RMB
Short-term investment income:		
Gain on debt investment	3,687,968	–
Long-term investment income:		
Share of investee's profit recognized under equity method	3,371,130	–
	7,059,098	–

51. NOTES TO THE COMPANY'S FINANCIAL STATEMENTS (Continued)

(3) Cash and cash equivalents – The Company

	December 31, 2002 RMB	December 31, 2001 RMB
Bank balance and cash	1,592,397,958	1,150,155,924
Less: Restricted cash (Note)	51,760,596	30,000,000
	1,540,637,362	1,120,155,924

Note: At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure bank acceptance bills and letters of credit.

52. CAPITAL COMMITMENTS

	December 31, 2002 RMB'000	December 31, 2001 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– Purchase of assets	257,382	63,986
– Investments (See note 16)	30,137	–
	287,519	63,986

53. SUBSEQUENT EVENTS

To improve the capacity of coal transportation and release the pressure of railway transportation, according to the approval of Board of Directors' meeting dated April 11, 2003, the Company will build the Sihekou Coal Harbour in Nanyang Lake near Jining III to take advantage of transportation of domestic waterways connected with Jinghang Canal. The approved budget of the harbour project amounts to RMB 250,000,000.

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The financial statements are prepared in accordance with PRC GAAP, which differs from that under IFRS. As at December 31, 2002, under PRC GAAP the net profit is 1,003,116 (RMB'000) and the shareholder's equity is 9,658,573 (RMB'000). The summary of differences of net profit and shareholder's equity between PRC GAAP and IFRS in this year are as follows:

	Net profit for the year RMB'000	Net assets at December 31, 2002 RMB'000
As per the financial statements prepared under PRC GAAP	1,003,116	9,658,573
Impact adjustment in respect of:		
– Reversal of Wei Jian Fei	230,610	–
– Deferred tax effect	1,386	88,807
– Release of negative goodwill to income	27,620	55,240
– Deemed interest expenses	(39,956)	(99,551)
– Dividends distribution	–	298,480
– Others	(777)	(6,516)
As per the financial statements prepared under IFRS	1,221,999	9,995,033

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

Profit for the reporting year	Return on Shareholders' Equity %		Earnings Per Share RMB	
	Diluted	Weighted Average	Diluted	Weighted Average
Income from major operations	44.74	46.27	1.51	1.51
Operating profit	15.74	16.28	0.53	0.53
Net profit	10.39	10.74	0.35	0.35
Net profit deducted by extraordinary gain (or loss)	10.52	10.88	0.35	0.35

3. LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMB Yuan

Item	2002.1.1		Provision		Reversal		2002.12.31	
	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
1. Total bad debts provision	60,372,497	60,372,497	66,203,577	66,203,577	46,953,801	46,953,801	79,622,273	79,622,273
Including: Accounts receivable	57,864,288	57,864,288	64,603,577	64,603,577	46,384,463	46,384,463	76,083,402	76,083,402
Other receivables	2,508,209	2,508,209	1,600,000	1,600,000	569,338	569,338	3,538,871	3,538,871
2. Total provision for loss on short-term investment	-	-	-	-	-	-	-	-
Including: Investment in stock	-	-	-	-	-	-	-	-
Investment in bond	-	-	-	-	-	-	-	-
3. Total provision for loss on inventory	-	-	-	-	-	-	-	-
Including: Raw material	-	-	-	-	-	-	-	-
Finished goods	-	-	-	-	-	-	-	-
4. Total provision for loss on long-term investment	-	-	-	-	-	-	-	-
Including: Long-term equity investment	-	-	-	-	-	-	-	-
Long-term bonds investment	-	-	-	-	-	-	-	-
5. Total provision for loss on fixed assets	-	-	-	-	-	-	-	-
Including: Buildings	-	-	-	-	-	-	-	-
Machinery, property and equipment	-	-	-	-	-	-	-	-
6. Total provision for loss on intangible assets	-	-	-	-	-	-	-	-
Including: Land use right	-	-	-	-	-	-	-	-
Mining right	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-
7. Provision for loss on fixed assets under construction	-	-	-	-	-	-	-	-
8. Provision for loss on entrustment	-	-	-	-	-	-	-	-

4. ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10%(INCLUDING 10%) OF THE OPERATING PROFIT FOR THE REPORTING PERIOD:

Unit: RMB Yuan

	December 31, 2002				
Items in balance sheet	*Amount*	*Percentage in total assets*	*December 31, 2001*	*Fluctuation*	*Reason*
Bank balances and cash	1,595,933,728	12.29%	1,154,806,342	38.20%	Note1
Intangible assets	777,436,629	5.99%	497,874,780	56.15%	Note2
Unappropriated profits	1,751,708,336	13.49%	1,197,704,033	46.26%	Note3

Note1: The significant increase of bank and cash balance was due to the growing market environment, rising selling price and volume, increase of cash sales and improvement in subsequent settlement of long-aging receivables.

Note 2: Increase in land use right was due to the acquisition of Railway Assets.

Note 3: *The operating profit of this year improved.*

Unit: RMB Yuan

	2002		2001		
Items in income statement	Amount	Percentage in operating profit	Amount	Fluctuation	Reason
Administrative expenses	1,134,279,470	74.10%	665,965,451	70.32%	Note4
Income tax	524,534,221	34.27%	391,487,645	33.98%	Note 5

Note 4:

(1) Labor insurance and staff welfare expense increased in line with the general growth in salary,
(2) With the acquisition of Railway Assets, administrative expense increased accordingly,
(3) To make provision for bad debts, and
(4) General and administrative expenses increased in line with the increase of production and sales volume of coals.

Note 5: The profit before tax of this year improved.

Registered Name	兗州煤業股份有限公司
English Name	Yanzhou Coal Mining Company Limited
Registered Address	40 Fushan Road Zoucheng Shandong Province 273500 PRC
Place of Business in Hong Kong	20/F, Hing Wai Building 36 Queen's Road Central Central, Hong Kong Tel: (852) 2136-6185 Fax: (852) 2136-6068 Contact person: Tam Po Ying
Company Secretary	Chen Guangshui
Authorized Representatives	Yang Jiachun Chen Guangshui
Auditors	
International:	Deloitte Touche Tohmatsu Certified Public Accountants 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
PRC:	Deloitte Touche Tohmatsu Certified Public Accountants Ltd. Certified Public Accountants 30th Floor, Bund Center 222 Yan'an Road East Shanghai 200002 PRC
Legal Advisers	
As to Hong Kong law and United States law:	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Hong Kong
As to PRC law:	King & Wood Level 30, North Office Tower Beijing Kerry Center 1 Guanghua, Chaoyang District Beijing 100020 PRC

Principal Bankers:	The Industrial & Commercial Bank of China Zoucheng Branch Tie West Office 51 Fushan Road Zoucheng Shandong Province, 273500 PRC
	China Construction Bank Yanzhou Coal Mining Bureau Special Branch 6 Kuangjian Road Zoucheng Shandong Province, 273500 PRC
	Bank of China Zoucheng Branch 205 Pingyang Road Zoucheng Shandong Province, 273500 PRC
Hong Kong Share Registrar	Hong Kong Securities Registrars Limited Shop 1901-1905 19th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
Shanghai Share Registrar	China Securities Depository and Clearing Corporation Limited Shanghai Branch Lujiazui Street 166 Pudong Shanghai PRC
Depositary	The Bank of New York American Depositary Receipts Division 101 Barclay Street 22W, New York, NY 10286 USA
Places of Listing	
H Shares:	The Stock Exchange of Hong Kong Limited Stock Code: 1171
ADSs:	The New York Stock Exchange, Inc. Tick Symbol: YZC

A Shares:

The Shanghai Securities Exchange
Stock Abbreviation: Yanzhou Mei Ye
Tick Symbol: 600188

Publications:

As required by the United States securities laws, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before 30th June 2003. Copies of the annual report as well as the Form 20-F, once filed, will be available at:

The PRC:

Yanzhou Coal Mining Company Limited
Office of the Secretary of the Board of Directors
40 Fushan Road
Zoucheng
Shandong Province 273500
PRC
Tel: (86-537) 538-2319
Fax: (86-537) 538-3311
Website: http://www.yanzhoucoal.com.cn
E-mail address: YZC@yanzhoucoal.com.cn

Hong Kong/Outside PRC:

iPR ASIA LTD
20/F, Hing Wai Building
36 Queen's Road Central
Central, Hong Kong
Tel: (852) 2136-6185
Fax: (852) 2136-6068

The Historical Operating Results and Key Financial Index



Net Sales (RMB million)
7,000
6,000
5,000
4,000
3,000
3,298
3,687
3,362
3,600
4,876
6,214
1997
1998
1999
2000
2001
2002
Net Income (RMB million)
1,400
1,200
1,000
800
600
834
817
825
748
971
1,222
Net Cash provided by operating activities (RMB million)
2,400
2,000
1,600
1,200
800
1,162
1,505
958
1,023
1,610
2,232
Total Assets (RMB million)
14,000
12,000
10,000
8,000
6,000
4,000
4,777
7,128
7,599
8,104
11,183
12,937

The Share Price Trend of the Company since its IPO



Yanzhou Coal Share Price Trend in Comparison with Hang Seng Index Trend
and H Share Index Trend (From 1 April, 1998 to 31 December, 2002)
1.60
1.20
0.80
0.40
0.00
98-4-1
99-1-6
99-10-13
00-7-19
01-4-25
02-1-30
02-11-6
The Company
Hang Seng Index
H Shares Index



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)



Date April 24, 2003

By ______________________
Chen Guangshui, Secretary